Use these links to rapidly review the document

Filed by Coca-Cola HBC AG
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934

Subject Company:
Coca-Cola Hellenic Bottling Company S.A.
Registration Statement File No. 333-184685

Below is an English translation of the Information Circular (the "Information Circular") relating to the voluntary tender offer that Coca-Cola HBC AG is making to acquire the ordinary shares of Coca-Cola Hellenic Bottling Company S.A. under Greek Law 3461/2006. Coca-Cola HBC AG is submitting this information solely because the Information Circular has been made publicly available. This document does not constitute an offer to sell or to acquire any securities in the United States. No securities may be offered or sold in the United States or any other jurisdiction, unless registered or exempted from registration therein.

* * * * * * *

THIS ENGLISH TRANSLATION HAS NOT BEEN SUBMITTED TO THE HELLENIC CAPITAL MARKET COMMISSION FOR APPROVAL AND IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND GREEK VERSIONS OF THIS INFORMATION CIRCULAR, THE GREEK VERSION WILL PREVAIL.

The distribution of this Information Circular and the offer of ordinary shares (the "Consideration Shares") of Coca-Coca HBC AG (the "Offeror") in certain jurisdictions may be restricted by law. Other than in the United Kingdom, Greece and Austria, no action has been or will be taken by the Offeror to permit a public offering of the Consideration Shares or to permit the distribution of this Information Circular (or any other offering or publicity materials relating to the Consideration Shares) in any jurisdiction where action for that purpose may be required. Neither this Information Circular, any advertisement nor any other material relating to it may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Information Circular comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This Information Circular should be read in conjunction with the prospectus relating to the admission of the ordinary shares of the Offeror to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's main market for listed securities and public offering of its ordinary shares in the United Kingdom that was approved by the United Kingdom Listing Authority on 7 March 2013, which is available on the Offeror's website at www.coca-colahbcag.com.

This Information Circular relates to the voluntary tender offer that the Offeror is making under Greek Law 3461/2006, and it is not for distribution in the United States, and does not constitute an offer to sell or to acquire any securities in the United States. No securities may be offered or sold in the United States or any other jurisdiction unless registered or exempted from registration therein. The Offeror is also making a U.S. offer with respect to which separate documentation is being made available to holders of ordinary shares of Coca-Cola Hellenic Bottling Company S.A. (the "Company") in the United States and holders of American depositary shares, each representing one ordinary share of the Company, wherever located. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

The Offeror and the Company have filed and will file materials relevant to the U.S. offer with the U.S. Securities and Exchange Commission (the "SEC"). Among other materials, the Offeror has filed a Registration Statement on Form F-4 and will file a final prospectus/exchange to offer and a Statement on Schedule TO and the Company will file a Recommendation Statement on Schedule 14D-9. INVESTORS ARE URGED TO READ ANY DOCUMENT FILED OR TO BE FILED WITH THE SEC BY THE OFFEROR AND THE COMPANY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN A FREE COPY OF SUCH FILINGS WITHOUT CHARGE, AT THE SEC'S WEBSITE (HTTP://WWW.SEC.GOV) ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC. Copies of such documents may also be obtained from the Offeror and the Company, without charge, once they are filed with the SEC. None of these documents and other materials filed or to be filed with the SEC in connection the U.S. offer forms part of this Information Circular or is incorporated herein by reference.

INFORMATION CIRCULAR REGARDING
THE VOLUNTARY TENDER OFFER
MADE BY
COCA-COLA HBC AG
TO
THE SHAREHOLDERS OF
COCA-COLA HELLENIC BOTTLING COMPANY S.A.
FOR THE ACQUISITION OF ALL ORDINARY REGISTERED SHARES OF
COCA-COLA HELLENIC BOTTLING COMPANY S.A.
IN CONSIDERATION OF ONE NEW ORDINARY SHARE OF COCA-COLA HBC AG FOR EACH
ORDINARY SHARE OF COCA-COLA HELLENIC BOTTLING COMPANY S.A.
THE OFFEROR'S ADVISOR
CREDIT SUISSE SECURITIES (EUROPE) LIMITED
THE TENDER AGENT
NATIONAL BANK OF GREECE S.A.
Athens, 13 MARCH 2013

The Hellenic Capital Market Commission approved the contents of this Information Circular by virtue of the Decision of its Board of Directors, dated 13 March 2013, in accordance with Article 11, Paragraph 4 of Law 3461/2006 (headed "Implementation of Directive 2004/25/EC on takeover bids into National Law").

This Tender Offer is not being made, and will not be made, directly or indirectly, in or into any country where, under applicable law, rule or regulation, the making of this Tender Offer or the posting or distribution of this Information Circular or any other document or material relating to this Tender Offer is illegal or contravenes any applicable law, rule or regulation. Accordingly, copies of this Information Circular and any related document or material will not be mailed or otherwise forwarded, distributed or sent by anybody to, in, into or from any such country.

DEFINITIONS

Except as otherwise expressly defined in other sections of this document or the context otherwise requires, capitalized words, expressions and statements, as well as combinations of words, expressions and statements used herein shall have the meaning given below.

Acceptance Period means the period of time during which the Shareholders may accept the Tender Offer, as set forth in Chapter 6 hereof.

Accepting Shareholder means, depending on the case, a Shareholder who lawfully and validly accepts the Tender Offer, in accordance with the process described in the Information Circular, as well as the holder of Company Shares (including the Company Shares represented by Company ADSs) or Company ADSs who lawfully and validly accepts the U.S. Offer, in accordance with the process described in the U.S. Offer Document.

Advisor means Credit Suisse Securities (Europe) Limited, an investment services firm incorporated and operating under the laws of the United Kingdom with its registered office at One Cabot Square, London E14 4QJ, regulated by the FSA, authorized under the E.U. Directive 2004/39/EC to provide in Greece the services referred to in article 4 paragraph 1, item (st) and (z) of Law 3606/2007, which acts as the advisor of the Offeror in respect of the Tender Offer, in accordance with article 12 of the Law.

Articles means, depending on the context, the articles of association of the Offeror or the Company.

Athens Exchange means the company Athens Exchange S.A.

ATHEX Regulation means the operating regulation of the Athens Exchange, as amended and in force.

Cash Consideration means the amount of €13.58, which is equal to the VWAP of the Company Share as at the trading day preceding the Date of the Tender Offer.

CDIs or CREST Depositary Interests means dematerialised depositary instruments constituted under English law, issued by the CDI Depositary and representing the underlying Offeror Shares which are held, transferred and settled electronically through the CREST system. One CDI represents an entitlement to one Offeror Share.

CDI Depositary means CREST Depositary Limited, a company incorporated under the laws of the United Kingdom, whose registered office is in London and is a wholly owned subsidiary of Euroclear UK & Ireland Limited.

CHF denotes the Swiss franc.

Clearing Regulation means the Regulation of Clearing and Settlement of Transactions in Securities in Book-Entry Form, as amended and in force.

CMC means the public law entity under the name "Capital Market Commission" having its seat in Athens (1, Kolokotroni & Stadiou Str.).

Company means the Greek société anonyme under the name "Coca-Cola Hellenic Bottling Company S.A.", with corporate registration number 13630/06/B/86/49 and registered seat at 9, Fragoklissias Street, 151 25 Maroussi, Attica, of which the shares are subject of the Tender Offer.

Company ADSs means American depositary shares, each representing one Company Share. The Company ADSs are traded on NYSE under the symbol "CCH" in the form of American depositary receipts.

Company Group means the Company and its affiliates.

Company Law means Codified Law 2190/1920 on sociétés anonymes, as amended and in force.

Company Relationship Agreement means the agreement among the Company, the companies Kar-Tess Holding, Boval S.A., Socomex S.A. and the TCCC Entities, other than CCHBC Grouping, Inc., dated 29 August 2000.

Company Shareholders' Agreement means the agreement between the companies Kar-Tess Holding, Boval S.A., Socomex S.A. and the TCCC Entities, originally signed on 3 November 1999, supplemented by the supplemental agreements dated 3 March 2000 and 7 September 2003 and amended and restated on 29 December 2008.

Company Shares means ordinary registered shares of the Company, each having a nominal value of 1.01 Euro, together with all present and future rights and claims which, in accordance with the Company's Articles and applicable law, are incorporated into, comprised in, associated with or derive therefrom.

Competing Offer means a tender offer made by a third party to acquire Company Shares, in accordance with article 26 of the Law.

Completion means the transfer of the Tendered Shares to the Offeror against delivery of the Consideration Shares to the Accepting Shareholders, in accordance with paragraph 6.5 hereof.

Concerted Persons means the Trustee and the members of the Group of Torval Investment Corp., which are acting in concert among themselves and with the Offeror, in accordance with article 2, paragraph (e) of the Law.

Conditions means the regulatory prerequisites to which the Tender Offer is subject, in accordance with article 22 of the Law, namely the UKLA/LSE Listing Approval and the NYSE Listing Approval.

Consideration Shares means newly issued Offeror Shares constituting the share consideration which is being offered in the Tender Offer and the U.S. Offer.

Contribution Agreement means the contribution agreement governed by the laws of Switzerland to be entered into for the purposes of effecting Completion by (i) the Tender Agent acting in its own name but for the account of the Accepting Shareholders who will have tendered their Company Shares for Consideration Shares, and (ii) the Offeror, pursuant to which such Company Shares will be contributed in kind to the Offeror's share capital increase against the issuance of the Consideration Shares.

CREST means the electronic, paperless transfer and settlement mechanism to facilitate the transfer of shares in uncertificated form operated by Euroclear UK & Ireland Limited.

CREST Regulations means the Uncertificated Securities Regulations 2001 (S.I. 2001 No. 3755).

Date of the Tender Offer means 10 October 2012, the date on which the Offeror initiated the Tender Offer process, in accordance with article 10 of the Law.

Date of the Information Circular means 13 March 2012, the date on which the Information Circular was approved by the Board of Directors of the CMC in accordance with the Law.

Declaration of Revocation means the written declaration submitted by the Accepting Shareholders to the Tender Agent to revoke their Declaration of Acceptance.

Declaration of Acceptance means the written declaration provided for in article 18 of the Law and made by each Shareholder wishing to accept the Tender Offer.

DSS means the Greek Dematerialized Securities System.

DSS Regulation means the Regulation of Operation of the DSS, as amended and in force.

Exchange Ratio means the ratio of one Consideration Share for one Company Share.

Excluded Territory means any jurisdiction within which, under its laws, the presentation or the making of the Tender Offer or the mailing/distribution of any Tender Offer Document is illegal or infringes any applicable legislation, rule or regulation.

Foreign Shareholders means the Shareholders who reside in, or are nationals or citizens of, jurisdictions outside the territory of the Hellenic Republic.

FSA means the Financial Services Authority.

FSMA means the Financial Services and Markets Act 2000, as amended.

Group of Torval Investment Corp. means the holding company under the name Torval Investment Corp. Group, incorporated and with registered seat in the Bahamas, which is 100% controlled by the Trustee and, in addition to the Offeror, the following legal entities, controlled directly or indirectly by the Trustee:

(1)
Lavonos Ltd, a holding company with registered seat in the British Virgin Islands which is directly controlled by Torval Investment Corp. with a percentage participation of 100%.

(2)
Boval Limited, a holding company with registered seat in Cyprus which is indirectly controlled by Torval Investment Corp. (through Lavonos Ltd.) with a percentage participation of 100%.

(3)
Thrush Investments Holdings Ltd., a holding company with registered seat in Cyprus which is indirectly controlled by Torval Investment Corp. (through Lavonos Ltd.) with a percentage participation of 100%.

(4)
Tinola Holding S.A., a holding company with registered seat in Luxembourg which is indirectly controlled by Torval Investment Corp. (through Lavonos Ltd.) with a percentage participation of 100%.

(5)
Patella Finance Ltd., a holding company with registered seat in the British Virgin Islands which is indirectly controlled by Torval Investment Corp. (through Lavonos Ltd.) with a percentage participation of 100%.

(6)
Boval S.A., a holding company with registered seat in Luxembourg which is indirectly controlled by Torval Investment Corp. (through Lavonos Ltd. and Boval Limited) with a percentage participation of 100%.

(7)
Rondo Holding S.A., a holding company with registered seat in Luxembourg which is indirectly controlled by Torval Investment Corp. (through Lavonos Ltd., Thrush Investments Holdings Ltd., Boval Limited and Boval S.A.) with a percentage participation of 95.25%.

(8)
Eagle Enterprises A.E., a holding company with registered seat in Greece which is indirectly controlled by Torval Investment Corp. (through Lavonos Ltd., Thrush Investments Holdings Ltd., Boval Limited, Boval S.A. and Rondo Holding S.A.) with a percentage participation of 100%.

(9)
Kar-Tess Holding, a holding company in the form of a société à responsabilité limitée with registered seat in Luxembourg which is indirectly controlled by Torval Investment Corp. (through Lavonos Ltd., Boval Limited and Boval S.A.) with a percentage participation of 92.18%.

(10)
Frigoglass S.A., a société anonyme listed on the Athens Exchange and engaged in manufacturing and trading professional refrigerators, with registered seat in Greece which is indirectly controlled by Torval Investment Corp. (through Lavonos Ltd., Thrush Investments Holdings Ltd., Boval Limited, Boval S.A., Rondo Holding S.A., Eagle Enterprises S.A. and Tinola Holding S.A.) with a percentage participation of 44.48%. The companies controlled by Frigoglass S.A. as at 30 September 2012 are set out in note 14 to the interim financial statements of the company for the nine month period ended on the abovementioned date. The newly established company under the name "Frigoglass MENA FZE" with registered seat at Dubai, United Arab Emirates, is also included in the list of companies controlled by Frigoglass S.A.

(11)
Nutriart S.A., a société anonyme listed on the Athens Exchange and engaged in baking and production of confectionary goods and other foodstuffs, with registered seat in Greece, which is indirectly controlled by Torval Investment Corp. (through Lavonos Ltd., Thrush Investments Holdings Ltd. and Tinola Holding S.A) with a percentage participation of 55.50%. The companies controlled by Nutriart S.A. as at 30 September 2012 are set out in note 2.1 to the interim financial statements of the company for the nine month period ended on the abovementioned date.

(12)
Ideal Group S.A., a société anonyme listed on the Athens Exchange and engaged in the management of business undertakings and companies, with registered seat in Greece which is indirectly controlled by Torval Investment Corp. (through Lavonos Ltd., Thrush Investment Holdings Ltd., Patella Finance Ltd. and Tinola Holding S.A.) with a percentage participation of 59.22%. The companies controlled by Ideal Group S.A. as at 30 September 2012 are set out in note 1.2 to the interim financial statements of the company for the nine month period ended on the abovementioned date.

(13)
Powergen Holdings Limited, a holding company with registered seat in Cyprus which is indirectly controlled by Torval Investment Corp. (through Lavonos Ltd., Boval Limited and Boval S.A.) with a percentage participation of 100%.

(14)
Zithos Holdings Limited, a holding company with registered office in Cyprus which is indirectly controlled by Torval Investment Corp. (through Lavonos Ltd., Boval Limited and Boval S.A.) with a percentage participation of 100%.

(15)
London Africa and Overseas Limited, a company engaged in real estate with registered seat in Nigeria which is indirectly controlled by Torval Investment Corp. (through Lavonos Ltd., Boval Limited and Boval S.A.) with a percentage participation of 59.92%.

(16)
Vigour Holdings Inc., a holding company with registered seat in Delaware, U.S.A. which is indirectly controlled by Torval Investment Corp. (through Lavonos Ltd., Boval Limited and Boval S.A.) with a percentage participation of 100%.

(17)
Barion Services Ltd., a holding company with registered seat in the British Virgin Islands which is indirectly controlled by Torval Investment Corp. (through Lavonos Ltd. and Thrush Investment Holdings Ltd.) with a percentage participation of 100%.

(18)
Letari Limited, a holding company with registered seat in the British Virgin Islands which is indirectly controlled by Torval Investment Corp. (through Lavonos Ltd., Boval Limited and Boval S.A.) with a percentage participation of 100%.

(19)
Ideal Group Limited, a company with registered seat in Cyprus which is indirectly controlled by Torval Investment Corp. (through Lavonos Ltd., Thrush Investment Holdings Ltd. and Ideal Group S.A.) with a percentage participation of 100%.

HELEX means the société anonyme under the name "Hellenic Exchanges S.A., Holding, Clearing, Settlement and Registry".

Information Circular means this document which has been prepared by the Offeror for the purpose of the Tender Offer in accordance with article 11 of the Law.

Initial Operator means the Operator under the operation of whom the Tendered Shares have been placed prior to their placement under the operation of the Tender Agent.

Investor Share shall have the meaning ascribed to it by the DSS Regulation.

Kar-Tess Holding means the company Kar-Tess Holding, a limited liability company incorporated and operating under the laws of Luxembourg.

Kar-Tess Holding Shares means 85,355,019 Company Shares held by Kar-Tess Holding, which correspond to approximately 23.3% of the Company's total share capital and voting rights.

Law means Law 3461/2006 on "Implementation of Directive 2004/25/EC on takeover bids into National Law" (Official Gazette A' 106/30.05.2006), as in force.

Listing Rules means the UK Listing Rules made by the FSA under Part VI of the FSMA, as amended from time to time.

LSE means the London Stock Exchange plc.

Minimum Free Float Requirement means the requirement under the paragraph 6.1.19 of the Listing Rules for a minimum percentage of the Offeror Shares to be in "public hands".

Minimum Number of Shares means at least 329,898,157 Company Shares, corresponding to at least 90% of the Company's total share capital and voting rights, taking also into account the Company Shares and the Company Shares represented by Company ADSs which will be tendered in the U.S. Offer.

NYSE means the New York Stock Exchange.

NYSE Listing Approval means the approval of the NYSE for the listing and admission to trading of the Offeror ADSs on the NYSE, subject to notice of issuance.

Offeror means the société anonyme (Aktiengesellschaft) under the name "Coca-Cola HBC AG", incorporated under the laws of Switzerland, with corporate registration number CH-170.3.037.199-9 and registered office and principal executive office at Baarerstrasse 14, 6300 Zug, Switzerland.

Offeror ADSs means American depositary shares, each representing one Offeror Share.

Offeror's Group means the Offeror and the Company Group following Completion.

Off-exchange Transfer Agreement means the written agreement provided for in article 46 of the DSS Regulation in relation to the off-exchange transfer of the Transferred Shares to the Offeror by the Tender Agent, acting in the name and for the account of the Accepting Shareholders.

Official List means the Official List of the UKLA.

Offeror Shares means ordinary registered (Namenaktien) shares of the Offeror which are denominated in CHF.

Operator shall have the meaning ascribed to this term by the DSS Regulation.

Prospectus means the prospectus prepared by the Offeror in connection with the UKLA/LSE Listing and the public offer of the Consideration Shares, approved by the UKLA and published in accordance with the Prospectus Directive, the Regulation 809 and the Listing Rules.

Prospectus Directive means the Directive 2003/71/EC, as amended and in force, of the European Parliament and the Council, as amended and in force.

Regulation 809 means Regulation (EC) No 809/2004 of 29 April 2004 implementing the Prospectus Directive, as amended and in force.

Removal Certificate means the document received by the Accepting Shareholder from the Initial Operator stating the serial number of the Securities Removal, the date thereof and the number of the removed Company Shares.

Revocation Right means the right of the Accepting Shareholders to revoke their acceptance of the Tender Offer by submitting a Declaration of Revocation at any time by the end of the Acceptance Period.

Right of Squeeze-out means the Offeror's right exercisable within three months from the end of the Acceptance Period to require the transfer to it of all remaining Company Shares, in exchange for, at the election of the relevant Shareholder, payment of an amount equal to the Cash Consideration or the Consideration Shares at the Exchange Ratio, in accordance with article 27 of the Law and the implementing decisions of the CMC.

Right of Sell-out means the Offeror's obligation to acquire all the Company Shares that are offered to it within a period of three months from the publication of the results of the Tender Offer, either through on-the-exchange transactions against payment of an amount equal to the Cash Consideration, or by delivery of the Consideration Shares at the Exchange Ratio, in each case at the election of the Shareholders, in accordance with article 28 of the Law and the implementing decisions of the CMC.

SEC means the U.S. Securities and Exchange Commission, the capital markets regulator of the U.S.A.

SEC Approval means the declaration of effectiveness of the U.S. Offer Document by the SEC.

Securities Account shall have the meaning ascribed to it by the DSS Regulation.

Shareholder means any natural or legal person who is a full, absolute and undisputable owner, possessor and holder of Company Shares.

Share Register means the share register of the Offeror, maintained by the Share Registrar.

Share Registrar means the Swiss company ShareCommService AG with registered seat at Europastrasse 29, CH-8152 Glattbrugg, Switzerland.

Securities Receipt means the process through which Company Shares with respect to which a Securities Removal is issued come under the operation of the Tender Agent.

Security Release Procedure means the DSS procedure that allows a Shareholder to remove his Tendered Shares from the operation of the Initial Operator and place them under the operation of the Tender Agent, in accordance with the DSS Regulation.

Securities Removal means the process for removing the Company Shares from the operation of the Initial Operator of the Accepting Shareholders to subsequently initiate the process for placing them under the operation of another Operator.

SIX SIS means the Swiss company SIX SIS AG, acting as the central securities depositary of Switzerland.

Special Account shall have the meaning ascribed to it by the DSS Regulation.

Sponsor means Credit Suisse Securities (Europe) Limited acting as the Offeror's sponsor in connection with the admission of the Offeror Shares on the Premium Listing Segment of the Official List and to trading on the main market for listed securities of the LSE.

Squeeze-out Facility has the meaning ascribed to it in paragraph 5.17 hereof.

Subscription Form means the document required under Swiss law for the take-up and subscription of the Consideration Shares by the Tender Agent, acting in its own name but on account of the Accepting Shareholders.

TCCC means The Coca-Cola Company.

TCCC Entities means the companies Coca-Cola Overseas Parent Limited, The Coca-Cola Export Corporation, Barlan, Inc., Refreshment Product Services, Inc. Atlantic Industries and CCHBC Grouping, Inc., which are direct or indirect subsidiaries of TCCC.

Tender Agent means National Bank of Greece S.A.

Tender Offer means the present voluntary tender offer which is being made by the Offeror to all Shareholders to acquire the Tender Offer Shares in consideration for Consideration Shares on the basis of the Exchange Ratio, in accordance with the Law.

Tender Offer Documents means the Information Circular, the Declaration of Acceptance, the Declaration of Revocation and any announcement relating to the Tender Offer and published in accordance with the Law.

Tender Offer Shares means all Company Shares which the Offeror did not hold, directly or indirectly, namely, as at the Date of the Tender Offer, 281,198,488 Company Shares corresponding to approximately 76.7% of the Company's total share capital and voting rights as at that date.

Tendered Shares means the Company Shares lawfully and validly tendered to the Offeror by the Accepting Shareholders, including the Company Shares (as well as those represented by Company ADSs) which are tendered in the U.S. Offer.

Transferred Shares means the Tendered Shares which are transferred to the Offeror over-the-counter, in accordance with paragraph 6.5 hereof.

Treasury Shares means 3,430,135 Company Shares corresponding to approximately 0.9% of the total number of the Company Shares, of which the voting rights are suspended in accordance with the Company Law for so long as they are held by the Company in treasury.

Trustee means Truad Verwaltung AG, a company incorporated under the laws of Switzerland, with registered office in Zurich, Switzerland, which manages assets subject to a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis. Such assets include the participation in the Group of Torval Investment Corp. No person controls the Trustee in accordance with Law 3556/2007.

UKLA means the United Kingdom Listing Authority, a division of the FSA.

UKLA/LSE Listing means the admission of the Offeror Shares to the Premium Listing Segment of the Official List and to trading on the LSE's main market for listed securities.

UKLA/LSE Listing Approval means:

(a)
the acknowledgment by the FSA, acting as the UKLA, and the LSE, to the Offeror or its agent (and such acknowledgment shall not have been withdrawn) at or prior to the end of the Acceptance Period that the application for the UKLA/LSE Listing has been or will be approved, provided that such approval will become effective upon (i) the submission by the Offeror or its agent (in practice, the Sponsor) to the FSA, acting as the UKLA, of a shareholder statement in customary form evidencing satisfaction of the Minimum Free Float Requirement upon the UKLA/LSE Listing, and confirmation of the number and par value of the Consideration Shares to be issued pursuant to the Tender Offer, (ii) the issuance of the Consideration Shares to be issued pursuant to the Tender Offer, and (iii) the issuance of a dealing notice by the FSA, acting as the UKLA, and

(b)
the Minimum Free Float Requirement shall have been met as of the end of the Acceptance Period.

VWAP means the volume weighted average stock market price for the share in the offeree company during the six months preceding the date of the making of a tender offer, as such price is defined in article 2, paragraph (i) of the Law.

U.S. Offer means the separate voluntary tender offer made by the Offeror, which is addressed to holders of Company Shares who are located in the territory of the U.S.A. and to holders of Company ADSs, wherever located, in accordance with U.S. federal securities laws and regulation, solely by means of the U.S. Offer Document and the relevant tender offer statement or any other document or information contained or incorporated by reference.

U.S. Offer Document means the registration statement on Form F-4 filed with the SEC, including the offer to exchange/prospectus forming part thereof, made available to holders of Company Shares who are located in the U.S.A. and to all holders of Company ADSs, wherever located.

CHAPTER 1

SUMMARY DESCRIPTION & IMPORTANT NOTICES

A.    SUMMARY DESCRIPTION

1.     The purpose of the Tender Offer is to facilitate the admission of the Company on the Premium Listing Segment of the Official List of the UKLA and the admission to trading on the main market for listed securities of the LSE, as well as its listing on the NYSE through the Offeror. In addition, the Offeror has submitted an application for the secondary listing and admission to trading of the Offeror Shares on the Athens Exchange, subject to receipt of the necessary approvals.

2.     In view of and in order to achieve the purpose of the Tender Offer, as set out above, and also to fulfil the prerequisite relating to the Minimum Number of Shares and given that the Company ADSs are traded on NYSE, in parallel with the Tender Offer, the Offeror is addressing the U.S. Offer, which constitutes a separate tender offer, exclusively to holders of Company Shares who are located in the territory of the U.S.A. and to holders of Company ADSs, wherever located. Such separate tender offer is being made in accordance with the laws of the U.S.A. and is not part of this Information Circular.

3.     In view of the purpose of the Tender Offer, as set out above, the Tender Offer is subject to the following conditions and prerequisites:

(a)
the receipt of the UKLA/LSE Listing Approval;

(b)
the receipt of the NYSE Listing Approval; and

(c)
as at the end of the Acceptance Period, at least the Minimum Number of Shares, i.e. 329,898,157 Company Shares, corresponding to at least 90% of the total share capital and voting rights of the Company, shall have been lawfully and validly tendered to the Offeror.

4.     If any condition or prerequisite is not fulfilled as at the end of the Acceptance Period, in accordance with the above, the Tender Offer will ipso jure lapse and have no legal effect, and the Company Shares tendered to the Offeror will be returned to their holders.

B.    IMPORTANT NOTICES

1.     The Tender Offer is being made in the territory of the Hellenic Republic, and is addressed to all Shareholders and is governed by the Law. The Tender Offer may also be made outside the territory of the Hellenic Republic, with the exception of the Excluded Territories.

2.     Copies of the Tender Offer Documents are prohibited from being mailed, forwarded or otherwise distributed or sent from any person to, into or from any Excluded Territory.

3.     Residents of any jurisdiction outside Greece and/or their custodians, nominees and trustees should read paragraph 6.6 of the Information Circular.

4.     The consideration of the Tender Offer consists of the Consideration Shares at an exchange ratio of one existing Company Share for one Consideration Share, and the Accepting Shareholders will have the option to elect to receive: (i) CREST Depositary Interests, or (ii) Consideration Shares held in book-entry form through the DSS, as more specifically set out in paragraph 5.14 hereof.

With respect to those Accepting Shareholders who elect to receive CREST Depositary Interests, it is noted that such instruments are registered through book entries with accounts held in the name of CREST participants. CREST participants are mainly banks and other investment firms and not individuals directly, who may hold accounts at CREST through participants in that system. As a result, Shareholders who intend to select CREST Depositary Interests should promptly communicate with their relationship bank or other investment firm to ensure that it participates or has the ability to participate, directly or indirectly, in CREST in order to make possible the delivery of the CREST Depositary Interests to their relevant account or for their benefit. Shareholders electing to receive CDIs in connection with the Tender Offer will receive CDIs upon Completion in the CREST account of the CREST participant with which they have a direct or indirect relationship. Each Shareholder who elects to receive CREST Depositary Interests or his/her financial intermediary should give notice of such receipt to the CREST participant in advance of Completion; otherwise the credit to CREST of the CDIs to which he/she is entitled for his/her account or his/her benefit may be rejected.

If a Shareholder elected to receive CREST Depositary Interests but failed to provide the information or documents required in the Declaration of Acceptance to be able to do so, or if such information or documents are erroneous or incomplete, he or she will receive Consideration Shares held in book-entry form through the DSS which will be delivered by means of registration with the Securities Account with which the Company Shares tendered were registered. The above shall also apply either (a) in the absence of an election made in the Declaration of Acceptance, or (b) in the case of holders of a joint investor share account at the DSS or of joint holders of Company Shares who elected to receive CREST Depositary Interests and have not timely procured that they will be able to receive them.

To accept the Tender Offer, the Accepting Shareholders must complete and submit a Declaration of Acceptance at any branch of the Tender Agent in Greece, pursuant to which, amongst others, they will elect the form of the Consideration Shares that they wish to receive and authorize the Tender Agent, among others, to (i) assume the operation of the Tendered Shares, (ii) enter into the Off-exchange Transfer Agreement and Contribution Agreement, (iii) sign the Subscription Form, (iv) receive the Consideration Shares on behalf of the Accepting Shareholders and, in general, proceed with all actions described in paragraph 6.5.2 hereof for the purpose of delivering the Consideration Shares to the Accepting Shareholders. A Shareholder may be considered as not having validly accepted the Tender Offer to the extent that the Declaration of Acceptance has not been fully completed in accordance with the terms and conditions set out therein and in this Information Circular.

5.     Information relating to, among other matters, the Offeror and the Consideration Shares is included in the Prospectus. The Prospectus was approved by the UKLA on 7 March 2013 and the certificate of approval thereof, along with a Greek translation of the Prospectus summary, has been provided to the CMC and the European Securities and Markets Authority in accordance with articles 17 and 18 of Law 3401/2005 and the relevant provisions of the Prospectus Directive. The Prospectus has been drafted in English and a Greek translation thereof is published on the Offeror's website (www.coca-colahbcag.com) and on the website of the Athens Exchange (www.ase.gr) contemporaneously with the publication of this Information Circular. The Greek translation of the Prospectus and its summary has been prepared under the responsibility of the Offeror. However, both the Prospectus and its summary in the English language prevails over the Greek translation thereof in case of discrepancy.

6.     The Company holds the Treasury Shares. According to the Company Law, inter alia, the exercise of the voting rights corresponding to the Treasury Shares are suspended for as long as they are held by the Company in treasury.

7.     This Information Circular contains forward-looking statements that involve risks and uncertainties, relating to, amongst others, the business activities and certain plans and objectives that the Offeror has with respect of the Company Group and the Offeror Group. There are many factors (including, without limitation, commercial, operational, economic, political and financial), as a consequence of which the actual results and the actual developments may potentially substantially differ from the plans and the objectives of the Offeror and the Company Group set out in the Information Circular.

8.     Information in relation to the Company which is included in the Information Circular has been extracted or derived from (i) the published annual financial report of the Company's Board of Directors for the financial year ended on 31 December 2012, (ii) the published annual consolidated financial statements of the Company prepared in accordance with the International Financial Reporting Standards ("IFRS") for the financial years ended on 31 December 2012 and 2011, respectively, and (iii) the Company's announcements published on its website (www.coca-colahellenic.com) and/or the website of the Athens Exchange (www.ase.gr). Such announcements and websites and the information included or made available therein are not part of the Information Circular.

9.     The Offeror does not directly hold Company Shares. However, the Offeror holds indirectly the Kar-Tess Holding Shares, namely 85,355,019 Company Shares, corresponding to approximately 23.3% of the Company's total share capital and voting rights, by reason of Kar-Tess Holding being the incorporator and sole shareholder of the Offeror. The Trustee and the members of the Group of Torval Investment Corp. constitute persons acting in concert with the Offeror and among themselves, in accordance with article 2, case (e) of the Law. No person controls the Trustee, in accordance with Law 3556/2007.

10.   Neither the U.S. Offer Document nor the relevant tender offer statement or any other document or information contained or incorporated by reference in the U.S. Offer Document or in any other document used for such offer is included in or forms part of this Information Circular.

11.   As of Completion and until the Company Shares are delisted from the Athens Exchange and the LSE and the Company ADSs are delisted from NYSE, the Offeror Shares and the Offeror ADSs will trade in parallel with the Company Shares and the Company ADSs, unless trading in the Company Shares or the Company ADSs is suspended or the Offeror holds all Company Shares and Company ADSs.

12.   If a Shareholder has doubts or questions regarding the assessment of the Tender Offer, it is recommended to seek advice from an appropriate professional, financial or other, advisors of his/her choice.

CHAPTER 2

KEY ELEMENTS OF THE TENDER OFFER

The information contained in this Chapter 2 has been extracted from, and is only intended to be a brief summary of certain elements set out in, Chapters 5 and 6 of the Information Circular and it does not substitute the full text thereof. Accordingly, any decision to accept the Tender Offer or not should be based on reading and studying the Information Circular as a whole and not only this Chapter.

2.1   The purpose of the Tender Offer is to facilitate the admission of the Company on the Premium Listing Segment of the Official List, the admission to trading on the main market for listed securities of the LSE and its listing on the NYSE under a new Swiss holding company, the Offeror.

The principal objectives of the Tender Offer are:

•
to better reflect the international nature of the Company's business and shareholder base by establishing a primary listing of the Company on the LSE, which is the largest and most liquid exchange in Europe with the largest number of international listed stocks;(1)

•
to enhance liquidity of the Offeror Shares for the benefit of their holders through a premium listing of the Offeror Shares on the LSE, and to facilitate the potential inclusion of the Offeror Shares in the FTSE UK Index Series (including FTSE 100 Index); and

•
to improve the Company Group's access to both the international equity and debt capital markets and increase its flexibility in raising new funds to support its operations and future growth.

2.2   The Tender Offer is being made for any and all Company Shares, which the Offeror did not hold directly or indirectly as at the Date of the Tender Offer, namely 281,198,488 Company Shares, representing approximately 76.7% of the Company's total share capital and voting rights as at that date. As at the Date of the Tender Offer, the Offeror did not hold directly any Company Shares, but it held indirectly the Kar-Tess Holding Shares, namely 85,355,019 Company Shares corresponding to approximately 23.3% of the Company's total share capital and voting rights, by reason of Kar-Tess Holding being the incorporator and the sole shareholder of the Offeror and, consequently, a "person acting in concert" (as defined in article 2, case (e) of the Law) with the Offeror, while, with the exception of the Kar-Tess Holding Shares, no other Concerted Person held any other Company Shares or voting rights in the Company as at that date.

It is noted that Kar-Tess Holding has stated that it will tender the Kar-Tess Holding Shares to the Offeror for Consideration Shares, in accordance with the terms and conditions of the Tender Offer, like all other Shareholders, such that, at Completion, all Company Shares are held directly by the Offeror.

2.3   The effectiveness of the Tender Offer is subject to the prerequisite that, as at the end of the Acceptance Period, at least the Minimum Number of Shares will have been lawfully and validly tendered to the Offeror, namely at least 329,898,157 Company Shares, corresponding to at least 90% of the Company's total share capital and voting rights.

In addition, Completion is subject to the following Conditions:

(a)
the receipt of the UKLA/LSE Listing Approval; and

(b)
the receipt of the NYSE Listing Approval.

If the above prerequisite of Minimum Number of Shares is not fulfilled and/or any Condition is not fulfilled or waived as at the end of the Acceptance Period, the Tender Offer will ipso jure lapse. Namely, it will have no legal effect, and the Company Shares tendered (including the Company Shares represented by Company ADSs) will be returned to their holders.

2.4   In accordance with the first sentence of paragraph 1 of article 9 of the Law and the terms and conditions set out in this Information Circular, the Offeror offers one Consideration Share for each Tender Offer Share lawfully and validly tendered within the Acceptance Period. In particular, Shareholders who lawfully and validly accept the Tender Offer will be entitled to elect to receive, for each Tendered Share, one Consideration Share in the form of either (i) CREST Depositary Interests or (ii) Consideration Shares held in book-entry form through DSS.

(1)
Source: World Federation of Exchanges, 31 August 2012.

The Offeror has applied to the UKLA for all of the Offeror Shares to be admitted to the Premium Listing Segment of the Official List and for admission to trading on the main market for listed securities of the LSE, which is expected to constitute the main market for trading of the Offeror Shares, subject to receiving the UKLA/LSE Listing Approval. Subject to the same condition, with effect from the UKLA/LSE Listing, transactions in Offeror Shares executed on the LSE will be cleared and settled through the CREST system in the form of CDIs representing such shares. The Offeror Shares will be quoted in pounds sterling on the LSE. The Offeror will also submit an application for listing of the Offeror ADSs on the NYSE within a few days after the commencement of the Acceptance Period. The NYSE Listing Approval is expected to be received at the latest before the end of the Acceptance Period. The Offeror ADSs will be quoted in U.S. dollars on the NYSE.

In addition, the Offeror has applied for the secondary listing and admission to trading of the Offeror Shares on the Athens Exchange, subject to receipt of the necessary approvals. The Offeror Shares will be quoted in Euro on the Athens Exchange.

2.5   The Offeror will assume payment of the duties levied in favor of HELEX on the registration of the off-exchange transfer of the Transferred Shares in accordance with article 7 of the Codified Decision 153/18.12.2006, as in force, of the Board of Directors of HELEX, which would otherwise be payable by the Accepting Shareholders. Such duties amount to 0.08% on the value of the Transferred Shares and are calculated in accordance with the abovementioned provision.

According to the written ruling of the Greek Ministry of Finance dated 23 November 2012, which was issued following a request of the Offeror, the transfer of the Transferred Shares to the Offeror will not be subject to the tax provided for by article 9 paragraph 2 of Law 2579/1998 in favour of the Greek State, which amounts to 0.20% and is imposed on sales of shares listed on the Athens Exchange. As a result, Shareholders receiving Consideration Shares (irrespective of their form) will not be required to pay such tax.

2.6   The Tender Offer may be revoked by the Offeror:

(a)
following the approval of the CMC, if there is an unforeseen change in the circumstances beyond the control of the Offeror which would render the effectiveness of the Tender Offer particularly onerous on the Offeror; and/or

(b)
if a Competing Offer has been made,

in each case in accordance with article 20, paragraphs 1 and 2 of the Law.

2.7   If, as at the end of the Acceptance Period, at least the Minimum Number of Shares have been lawfully and validly tendered to the Offeror, and consequently, at Completion the Offeror will hold at least 90% of the Company's total share capital and voting rights:

(a)
the Offeror will exercise the Right of Squeeze out; and

(b)
the Shareholders who have not accepted the Tender Offer, will be entitled to exercise the Right of Sell-out,

always subject to the fulfilment of the Conditions.

2.8   Furthermore, in the event that following Completion or the exercise of the Right of Squeeze-out or the Right of Sell-out, as applicable, the Offeror holds at least 95% of the Company's total voting rights, it will convene a General Meeting of the shareholders of the Company to resolve upon the delisting of the Company Shares from the Athens Exchange, in accordance with article 17, paragraph 5 of Law 3371/2005, at which (general meeting) the Offeror will exercise its voting rights in favour of such resolution.

2.9   The Advisor, which does not "act in concert" (as defined in article 2(e) of the Law) with the Offeror, does not intend to act on behalf of the Offeror, for the latter's benefit or otherwise in cooperation with it, in relation to purchases of Company Shares or Company ADSs from the date of the announcement of the Tender Offer until the end of the Acceptance Period. Nevertheless, affiliates of the Advisor may purchase or sell Company Shares or Company ADSs as a direct or indirect result of normal course of conduct of third party client facilitation activities, from the date of the announcement of the Tender Offer until the end of the Acceptance Period.

2.10 The Acceptance Period commences on 19 March 2013 and expires on 19 April 2013.

CHAPTER 3

SUMMARY OF THE ACCEPTANCE PROCEDURE

3.1   To accept the Tender Offer, Shareholders must complete and submit a Declaration of Acceptance to any branch of the Tender Agent in Greece.

3.2   Forms of Declaration of Acceptance can be obtained from the branches of the Tender Agent in Greece throughout the Acceptance Period during business days and hours.

3.3   Each Declaration of Acceptance must relate to at least one Company Share or integral multiples thereof, and it must be duly signed and accompanied by the documents mentioned in Chapter 6 of the Information Circular and in the Declaration of Acceptance.

3.4   The submission of the Declaration of Acceptance may be made either in person or through a proxy. If submission is made through a proxy, the relevant power of attorney should include clear instructions and full details of the Accepting Shareholder and the proxy holder and be accompanied by a certification of the authenticity of the signature of the Accepting Shareholder by a police station or by another competent administrative authority (e.g. Citizen Service Centres).

3.5   Alternatively, Accepting Shareholders may, at their election, authorize and instruct their Operator to proceed with all necessary actions to accept the Tender Offer in their names and on their behalf.

3.6   Further information about the acceptance of the Tender Offer is set out in Chapter 6 of the Information Circular and can also be obtained through the Capital Markets Services Directorate of the Tender Agent during Greek business days and hours by calling in Greece the following numbers: +30 210 947 7714 and +30 210 947 7716.

CHAPTER 4

KEY DATES OF THE TENDER OFFER

The key dates of the Tender Offer are set out in the following table:

Date	Event
10.10.2012	Notification of the Tender Offer to the CMC and to the Company's Board of Directors.
11.10.2012	Announcement of the Tender Offer.
13.03.2013	Approval of the Information Circular by the CMC.
19.03.2013	Publication of the Information Circular and commencement of the Acceptance Period.
29.03.2013	Last day for the publication of the opinion of the Company's Board of Directors on the Tender Offer.
19.04.2013	End of the Acceptance Period and final time for satisfaction or waiver of the Conditions and the prerequisite relating to the Minimum Number of Shares.
23.04.2013	Last day for the announcement of the results of the Tender Offer.
By or around 26.04.2013	Completion and issue of the Consideration Shares.
By or around 29.04.2013	Crediting of CDIs to CREST Accounts and of Offeror Shares (in book-entry form) to the DSS.
29.04.2013	UKLA/LSE Listing and commencement of unconditional dealings in the Consideration Shares on the LSE. Secondary listing and commencement of trading of the Offeror Shares on the Athens Exchange.
19.07.2013	Latest date for the Offeror to initiate the Right of Squeeze-out.(1)
23.07.2013	Final date for the Right of Sell-out.(2)

The Offeror will duly inform the investors of any change in the above dates by making an announcement which will be posted on its website, the website of the Athens Exchange and the Daily Bulletin of the Athens Exchange.

(1)
If the Conditions and the prerequisite relating to the Minimum Number of Shares are fulfilled in accordance with paragraph 5.2. below, the Offeror intends to initiate the Right of Squeeze-out process as soon as practicable after the announcement of the results of the Tender Offer. The Offeror expects that the Right of Squeeeze-out process will be completed within six to eight weeks after Completion. The Offeror intends to apply for admission and commencement of unconditional dealings on LSE of any Offeror Shares issued as consideration pursuant to the Right of Squeeze-out as soon as practicable following completion of the Right of Squeeze-out process.

(2)
The Right of Sell-out will automatically terminate upon completion of the Right of Squeeze-Out. As a result, the Offeror expects that completion of the Right of Sell-out process will, in practice, be preempted by completion of the Right of Squeeze-out out process. If completion of the Right of Sell-out process is not preempted by completion of the Right of Squeeze-out out process, the Offeror intends to apply for admission and commencement of unconditional dealings on LSE of any Offeror Shares issued as consideration pursuant to the Right of Sell-out as soon as practicable following completion of the Right of Sell-out process.

CHAPTER 5

THE TENDER OFFER

5.1   Introduction

5.1.1  Pursuant to Article 6 of the Law, the Offeror is addressing this Tender Offer to all Shareholders in accordance with the terms of the Information Circular and the Law.

5.1.2  The Offeror offers to acquire all Tender Offer Shares, namely 281,198,488 Company Shares, together with all present, future and contingent rights or claims attaching to the Tender Offer Shares, free and clear of all defects (legal or real), and all (present, future or contingent) rights, claims and/or encumbrances of, or in favour of, third parties.

5.1.3  The Tender Offer is for any and all Company Shares, which the Offeror did not hold directly or indirectly as at the Date of the Tender Offer. As at the Date of the Tender Offer:

(a)
The Offeror did not hold directly any Company Shares, but it held indirectly the Kar-Tess Holding Shares, namely 85,355,019 Company Shares corresponding to approximately 23.3% of the Company's total share capital and voting rights, by reason of Kar-Tess Holding being a Concerted Person, while, with the exception of the Kar-Tess Holding Shares, no other Concerted Person held any other Company Shares or voting rights in the Company as at that date.

(b)
The number of the Tender Offer Shares was 281,198,488 Company Shares, corresponding to approximately 76.7% of the Company's total share capital and voting rights.

It is noted that Kar-Tess Holding has stated that it will tender the Kar-Tess Holding Shares to the Offeror for Consideration Shares, in accordance with the terms and conditions of the Tender Offer (like all other Shareholders) such that, at Completion, all Company Shares are held directly by the Offeror.

5.1.4  In accordance with the first sentence of paragraph 1 of article 9 of the Law and the terms and conditions set out in this Information Circular, the Offeror offers the Consideration Shares at the Exchange Ratio, that is one new Offeror Share for each Tender Offer Share lawfully and validly tendered within the Acceptance Period. In particular, Shareholders that lawfully and validly accept the Tender Offer will be entitled to elect to receive, for each Tendered Share, one Consideration Share in the form of either (i) CREST Depositary Interests, or (ii) Consideration Shares held in book-entry form through the DSS.

5.1.5  The Offeror will assume payment of the duties levied in favor of HELEX on the registration of the off-exchange transfer of the Transferred Shares in accordance with article 7 of the Codified Decision 153/18.12.2006, as in force, of the Board of Directors of HELEX, which would otherwise be payable by the Accepting Shareholders. Such duties amount to 0.08% on the value of the Transferred Shares and are calculated in accordance with the abovementioned provision.

According to the written ruling of the Greek Ministry of Finance dated 23 November 2012, which was issued following a request of the Offeror, the transfer of the Transferred Shares to the Offeror will not be subject to the tax provided for by article 9 paragraph 2 of Law 2579/1998 in favour of the Greek State, which amounts to 0.20% and is imposed on sales of shares listed on the Athens Exchange. As a result, Shareholders receiving Consideration Shares (irrespective of their form) will not be required to pay such tax.

5.2   Conditions and Prerequisites of the Tender Offer

5.2.1  The effectiveness of the Tender Offer is subject to the prerequisite that as at the end of the Acceptance Period, at least the Minimum Number of Shares will have lawfully and validly been tendered to the Offeror, namely at least 329,898,157 Company Shares, corresponding to at least 90% of the total share capital of and voting rights in the Company.

In addition, Completion is subject to the following Conditions:

(a)
the receipt of the UKLA/LSE Listing Approval; and

(b)
the receipt of the NYSE Listing Approval.

In case the above prerequisite of Minimum Number of Shares is not fulfilled and/or any Condition is not fulfilled or waived as at the end of the Acceptance Period, the Tender Offer will ipso jure lapse, namely that it will have no legal effect, and the Company Shares tendered (including the Company Shares represented by Company ADSs) will be returned to their holders.

5.3   Commencement—Procedure of the Tender Offer

5.3.1  On the Date of the Tender Offer, the Offeror initiated the Tender Offer procedure by informing (i) the CMC, and (ii) the Board of Directors of the Company, in writing of the Tender Offer, and submitting at the same time a draft of the Information Circular, as set forth in article 10, paragraph 1 of the Law. On the next business day, the Tender Offer was announced in the manner and by the means provided for in article 16, paragraphs 1 and 2 of the Law.

5.3.2  For the purposes of this Tender Offer, the Offeror has appointed (i) Credit Suisse (Europe) Limited to act as its adviser within the meaning of article 12, paragraph 1 of the Law, and (ii) National Bank of Greece S.A., as credit institution authorized to receive the Declarations of Acceptance and to act as tender agent for the Tender Offer within the meaning of article 18, paragraph 1 of the Law.

5.3.3  On 7 March 2013, the UKLA approved the Prospectus and, at the request of the Offeror, provided to the CMC and the European Securities and Markets Authority the certificate of approval contemplated by articles 17 and 18 of Law 3401/2005 and the relevant provisions of the Prospectus Directive, along with a Greek translation of the Prospectus summary. The Prospectus, which is drafted in English, together with a Greek translation thereof, is published on the websites of the Offeror (www.coca-colahbcag.com) and the Athens Exchange (www.ase.gr) contemporaneously with the publication of this Information Circular. The Greek translation of the Prospectus and its summary has been prepared under the responsibility of the Offeror. However, both the Prospectus and its summary in the English language prevails over the Greek translation thereof in case of discrepancy.

5.3.4  On 11 March 2013, the U.S. Offer Document was declared effective by the SEC.

5.3.5  On 13 March 2013, the CMC approved this Information Circular, printed copies of which will be available, free of charge, through all branches of the Tender Agent, in Greece and in electronic form on the websites of the Offeror (www.coca-colahbcag.com), the Advisor (www.credit-suisse.com/prospectus/cch) and the Athens Exchange (www.ase.gr) during the Acceptance Period.

5.4   The Offeror

5.4.1  The Offeror was incorporated and registered on 19 September 2012 as a société anonyme (Aktiengesellschaft) under the laws of Switzerland, with corporate registration number CH-170.3.037.199-9, registered office and principal executive office at Baarerstrasse 14, 6300 Zug, Switzerland. The duration of the Offeror is unlimited.

5.4.2  The principal legislation under which the Offeror operates, and under which the Offeror Shares are issued, is the Swiss Code of Obligations. According to article 1 of its Articles, the Offeror's corporate object is to acquire, hold, administer and sell direct and indirect participations in national and international businesses of all kinds, in particular businesses in the areas of production, trading and packaging of beverages and foods.

Upon Completion, the organizational regulations of the Offeror will further specify in article 2.1 thereof that the Offeror is a holding company of an international group of companies engaged in the production, trading and packaging of food and beverages. A summary of the main provisions of the Offeror's Articles is set out in the Prospectus.

5.4.3  The accounting reference date of the Offeror is 31 December of each year, starting from 31 December 2013, which is the date when the first financial year of the Offeror ends. As at the date of this Information Circular, the Offeror has not issued annual financial statements and has no subsidiaries, employees or business activities as it has been established to facilitate the making of the Tender Offer and the U.S Offer. Upon Completion, it is expected that the Company will become a subsidiary of the Offeror, which will publish its consolidated financial statements according to the International Financial Reporting Standards (IFRS).

5.4.4  On incorporation, which occurred on 19 September 2012, the Offeror's share capital amounted to CHF 100,000 divided into 1,000,000 fully paid ordinary registered (Namenaktien) shares, each having a nominal value and an issue price of CHF 0.10. On 28 December 2012, the Offeror has received additional capital contribution amounting to EUR 1,500,000, and it may receive additional equity contributions in connection with expenses related to the Tender Offer and the U.S. Offer prior to Completion, from Kar-Tess Holding, the Offeror's sole incorporator and shareholder. Kar-Tess Holding currently holds all issued Offeror Shares. At Completion, these initial Offeror Shares will be consolidated into and will form a single series with the Consideration Shares. The final nominal value of all the Offeror Shares is to be determined immediately prior to Completion (so that for example, if the Offeror Shares are determined to have a final nominal value of CHF 5.00, the initial Offeror Shares will be consolidated into 20,000 shares) and will be admitted to the Premium Listing Segment of the Official List and to trading on the main market for listed securities of the LSE. Promptly after Completion, Kar-Tess Holding intends to transfer the initial Offeror Shares to the Offeror in return for a payment equal to their nominal value (plus the amount of the additional equity contributions it has or will have made, which are treated as payments into the capital contribution reserves of the Offeror), in order to eliminate any corresponding dilution of the tendering holders of Company Shares and Company ADSs, who will have tendered them to the Offeror. Payment will be made by the Offeror to Kar-Tess Holding in accordance with Swiss law after shareholder approval of the Offeror's audited unconsolidated interim financial statements following Completion. The number of shares of the Offeror will not be affected by the transfer of the initial Offeror Shares to Kar-Tess Holding. The Offeror has not issued preferred shares or benefit certificates (Genussscheine).

At present, the nominal value of each Offeror Share is expected to be CHF 5.00, but as aforesaid, its final value will be determined immediately prior to Completion. On the basis of this latter final value, the Offeror's Board of Directors will fix the issue price of the newly issued Offeror Shares. The final nominal value of all Offeror Shares will not exceed 30% of their issue price.

5.4.5  According to its Articles, the Offeror's Board of Directors consists of at least 7 and up to 15 members, who are elected annually by the Offeror's shareholders for a one-year term and are eligible for re-election. As at the Date of the Information Circular, the composition of the Offeror's Board of Directors is as follows:

Name	Title
George A. David	Chairman
Anastasios P. Leventis	Vice Chairman
Anastasios G. David	Member
Haralambos K. Leventis	Member
Patrick K. Oesch	Member
Robert-Ryan Rudolph	Member
Claudia Goebel	Member

The term of office of the Offeror's current Board of Directors expires at the next annual general meeting of the Offeror's shareholders in 2014.

5.4.6  Upon Completion, the Offeror's Board of Directors will comprise 13 members, of whom 12 are existing members of the Company's Board of Directors, while Ms. Susan Kilsby will be appointed as an additional new independent non-executive member. Patrick K. Oesch, Robert-Ryan Rudolph and Claudia Goebel will resign effective upon Completion. Therefore, at Completion, the composition of the Offeror's Board of Directors will be as follows:

Name	Title
George A. David	Chairman—Non-Executive Member
Dimitrios Lois	Chief Executive Officer—Executive Member
Anastasios P. Leventis	Vice Chairman—Non-Executive Member
Haralambos K. Leventis	Non-Executive Member
Anastasios G. David	Non-Executive Member
Irial Finan	Non-Executive Member
John Hunter	Non-Executive Member
Kent Atkinson	Independent Non-Executive Member
Antonio D' Amato	Independent Non-Executive Member
Christos Ioannou	Independent Non-Executive Member
Sir Michael Llewellyn-Smith	Independent Non-Executive Member
Nigel Macdonald	Independent Non-Executive Member
Susan Kilsby	Independent Non-Executive Member

Four of the above members of the Offeror's Board of Directors, namely Messrs. George A. David, Anastasios P. Leventis, Anastasios G. David and Haralambos K. Leventis, were originally nominated to the Company's Board of Directors by Kar-Tess Holding pursuant to the Company Shareholders' Agreement, while two members of the Offeror's Board of Directors, namely Messrs. John Hunter and Irial Finan, were originally nominated to the Company's Board of Directors by TCCC pursuant to the Company

Shareholders' Agreement. Six members of the Offeror's Board of Directors will be independent non-executives, while the remaining member of the Offeror's Board of Directors will be the Offeror's Managing Director (CEO), Mr Dimitris Lois. The Chairman of the Offeror's Board of Directors will be Mr. George A. David, the current chairman of the Company's Board of Directors.

5.4.7  In connection with the proposed admission of the Offeror Shares to the Premium Listing Segment of the Official List, the TCCC Entities and Kar-Tess Holding have decided to terminate and not renew in relation to the Offeror the arrangements contained in the Company Shareholders' Agreement and the Company Relationship Agreement effective on receipt by each of Kar-Tess Holding and the TCCC Entities, or their assigns, of Offeror Shares at Completion. The Company has agreed to the termination of the Company Relationship Agreement. Moreover, TCCC and the TCCC Entities and Kar-Tess Holding have informed the Offeror that no agreement or understanding (formal or informal) will exist between TCCC or any of the TCCC Entities on the one hand, and Kar-Tess Holding, on the other hand, in relation to the future governance or control of the Offeror.

Therefore, upon Completion and in light of the termination of the Company Shareholders' Agreement, neither Kar-Tess Holding nor the TCCC Entities will have any special rights in relation to the appointment or re-election of nominee members of the Offeror's Board of Directors, and those members of the Offeror's Board of Directors who were originally nominees of the TCCC Entities or Kar-Tess Holding on the Company's Board of Directors will be required to stand for re-election on an annual basis in the same way as the other members of the Offeror's Board of Directors. In addition, upon Completion, the composition of the Board of Directors of the Offeror will comply with the UK Corporate Governance Code recommendations that at least half of the Board of Directors, excluding the Chairman, comprise independent non-executive members. Furthermore, upon the UKLA/LSE Listing, the nomination committee of the Offeror will be responsible for identifying and nominating members of the Offeror's Board of Directors and for subsequent nomination by the Offeror's Board of Directors for election to the Offeror's Board of Directors by the Offeror's ordinary shareholders on an annual basis.

As the Offeror's Board of Directors will comprise at least 13 members upon Completion, neither Kar-Tess Holding nor the TCCC Entities, acting individually, will be in a position to control (positively or negatively) decisions of the Offeror's Board of Directors that are subject to simple majority approval; however, decisions of the Offeror's Board of Directors that are subject to the special quorum provisions and supermajority requirements contained in the Articles, in practice require the support of directors originally nominated by at least one of either the TCCC Entities or Kar-Tess Holding in order to be approved. Furthermore, based on their current shareholding and assuming that the Offeror will acquire all Company Shares in exchange for Consideration Shares pursuant to the Tender Offer and the U.S. Offer, where all shareholders of the Offeror are represented and exercise their voting rights, neither Kar-Tess Holding nor the TCCC Entities, acting individually, will be in a position to control a decision of the shareholders (positively or negatively), except to block a resolution to wind-up or dissolve the Offeror or to amend the supermajority voting requirements for such resolutions in the Articles of the Offeror relating to the adoption of these resolutions and other matters requiring supermajority shareholder approval, depending on the attendance levels at general meetings of the Offeror's shareholders.

5.4.8  The Offeror has also established an audit committee, a nomination committee, a remuneration committee and a social responsibility committee, the composition, operation and competencies of which are governed by the organizational regulations of the Offeror, as specified in the Information Circular. In addition, if the Tender Offer and U.S. Offer are completed, the members of the Company's operating committee, namely Messrs. Dimitris Lois, Per Breimyr, John Brady, Richard Smith, Keith Sanders, Alain Brouhard, Kleon Giavassoglou, Jan Gustavsson, Michalis Imellos and Bernard Kunerth, will comprise the Offeror's operating committee.

5.5   The Company

5.5.1  The Company is a Greek société anonyme which was formed through the combination of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc on 9 August, 2000. Hellenic Bottling Company S.A., was a société anonyme incorporated under the laws of Greece in 1969 and headquartered in Greece. The Company's corporate registration number is 13630/06/B/86/49 and its registered seat is located at 9, Fragoklissias Street, 151 25 Maroussi, Attica.

As at the Date of the Information Circular, the Company's paid-up share capital amounts to €370,219,042.07 and is divided into 366,553,507 ordinary registered shares, each having a nominal value of 1.01 Euro. The Company Shares were listed on the Athens Exchange in July 1991 and are currently traded on the main market of the Athens Exchange. In addition, the Company Shares are also listed on the Standard Segment of the Official List and are admitted to trading on the main market for listed securities of the LSE. The Company ADSs are also listed on the NYSE, where they are traded in the form of American depositary receipts.

5.5.2  The Company Group produces, sells and distributes an extensive portfolio of non-alcoholic ready-to-drink beverages. The Company Group's business is principally engaged in producing, selling and distributing non-alcoholic ready-to-drink beverages, under bottlers' agreements with TCCC. In some territories, the Company Group also produces, sells, distributes and markets its own brands of juice and Water beverages. In addition, the Company Group bottles and distributes beer in Bulgaria and the Former Yugoslav Republic of Macedonia and distributes a selected number of third-party spirit brands in certain Central and Eastern European operations. The Company Group is one of the largest bottlers of non-alcoholic ready-to-drink beverages in Europe(2), operating in 28 countries with a total population of approximately 581 million people (including the Company Group's equity investment in Brewinvest S.A., a business engaged in the bottling and distribution of beer in Bulgaria and BrewTech B.V., a business engaged in the bottling and distribution of beer and non-alcoholic ready-to-drink beverages in the Former Yugoslav Republic of Macedonia). In the financial year ended 31 December 2012, the Company Group sold 2,084.7 million case units, generating net sales revenue of €7,044.7 million.

The Company Group's products include sparkling and ready-to-drink beverages, excluding sparkling water (referred to as "Sparkling" beverages), non-sparkling ready-to-drink beverages, excluding water (referred to as "Still" beverages) and bottled water (referred to as "Water"). In the financial year ended December 31, 2012, the Sparkling beverages category accounted for 69% and the combined Still beverages and Water category accounted for 31% of the Company Group's sales volume, as compared, respectively, to 68% and 32%, respectively, in the financial year ended 31 December, 2011. The Company Group sells, produces and distributes its products in a range of flavours and package combinations which vary from country to country.

The Company Group is one of TCCC's key bottlers,(3) which TCCC considers a strategic partner, based on factors such as size, geographical diversification and financial and management resources and in which TCCC has a significant equity interest. The Company Group believes that its success and the relevance of its products in its markets relies in large part upon the alignment of strategic objectives between the Company Group and TCCC, with the two companies working closely together. As part of this relationship, the Company Group works closely together with TCCC. TCCC has primary responsibility for consumer marketing and brand promotion, while the Company Group produces, sells and distributes the products of TCCC and executes customer marketing at the points of sale.

The Company Group has entered into bottlers' agreements with TCCC for each of the territories under which the Company Group has the right of exclusively produce and, subject to certain limitations, sell and distribute products of TCCC in each of the Company territories. Sales of products of TCCC represented approximately 96% of the Company Group's total sales volume in the financial year ended 31 December, 2012, with sales of products under the Coca-Cola brand, the world's most recognized brand, representing approximately 41% of the Company Group's total sales volume in the above financial year. In addition to Coca-Cola, the Company Group's other core brands include Fanta, Sprite, Coca-Cola light (which the Company sells in some of its countries under the Diet Coke trademark) and Coca-Cola Zero. The Company Group's core brands together accounted for approximately 63% of total sales volume in the financial year ended 31 December, 2012. The Company Group also produces, sells and distributes a broad family of brands of other Sparkling, Still and Water beverage products, which vary from country to country.

The bottlers' agreements also require the Company to purchase all of its requirements of concentrate for beverages of TCCC from TCCC and its authorized suppliers. Under the bottlers' agreements, TCCC sells concentrate to the Company at prices that TCCC is entitled to determine on an annual basis in its sole discretion, including the conditions of shipment and payment, as well as the currency of the transaction. TCCC normally sets concentrate prices only after discussions with the Company so as to reflect trading conditions in the relevant country and so as to ensure that such prices are in line with the Company Group's and TCCC's respective sales marketing objectives for particular TCCC brand-related products and particular territories. TCCC generally uses an incidence-based model in relation to the Company

(2)
Source: Publicly available information in relation to sales volume and turnover for 2011 and 2012 (where available) of non-alcoholic ready-to-drink beverages bottlers operating in Europe.

(3)
Source: TCCC's Annual Report for 2011.

Group to determine the price at which it sells concentrate to the Company Group, which generally tracks a percentage of the Company Group's net sales revenue agreed from time to time. The total purchases of concentrate by the Company Group from TCCC and its subsidiaries amounted in aggregate to €1,255.0 million, €1,244.8 million and €1,290.2 million in the years ended 31 December 2012, 2011 and 2010, respectively. In addition to concentrate, the Company Group purchased finished goods and other materials from TCCC in amounts of €50.4 million, €56.0 million and €78.0 million in the years ended 31 December 2012, 2011 and 2010, respectively.

5.5.3  The table set out below shows the Company's material subsidiaries as at 31 December 2012:

Name and legal form	Registered seat	% participation
Brewinvest Group S.A.	Greece	50%
BrewTech B.V. Group	The Netherlands	50%
CCHBC Armenia CJSC	Armenia	90%
CCHBC Bulgaria AD	Bulgaria	99.4%
Coca-Cola HBC Switzerland Ltd	Switzerland	99.9%
Coca-Cola Bottlers Iasi Srl.	Romania	99.2%
Deepwaters Investments Ltd	Cyprus	50%
Multon Z.A.O. Group	Russia	50.0%
Valser Services AG	Switzerland	99.9%
3E (Cyprus) Limited	Cyprus	100%
AS Coca-Cola HBC Eesti	Estonia	100%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100%
CC Beverages Holdings II B.V.	the Netherlands	100%
CCB Management Services GmbH	Austria	100%
CCHBC Insurance (Guernsey) Limited	Guernsey	100%
CCHBC IT Services Limited	Bulgaria	100%
Coca-Cola Beverages Austria GmbH	Austria	100%
Coca-Cola Beverages Belorussiya	Belarus	100%
Coca-Cola Beverages Ceska republika, s.r.o.	Czech Republic	100%
Coca-Cola HBC Hrvatska d.o.o.	Croatia	100%
Coca-Cola HBC Slovenija d.o.o.	Slovenia	100%
Coca-Cola HBC Slovenska republica, s.r.o.	Slovakia	100%
Coca-Cola Beverages Ukraine Ltd	Ukraine	100%
Coca-Cola Bottlers Chisinau S.R.L.	Moldavia	100%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100%
Coca-Cola HBC Finance B.V.	the Netherlands	100%
Coca-Cola HBC Finance plc	England and Wales	100%
Coca-Cola HBC Greece AE	Greece	100%
Coca-Cola HBC—Srbija d.o.o.	Serbia	100%
Coca-Cola HBC Hungary Ltd	Hungary	100%
Coca-Cola HBC Ireland Ltd	Republic of Ireland	100%
Coca-Cola HBC Italia S.r.l.	Italy	100%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100%
Coca-Cola HBC Northern Ireland Limited	North Ireland	100%
Coca-Cola HBC Polska sp. z o.o.	Poland	100%
Coca-Cola HBC Romania Ltd	Romania	100%
Coca-Cola Hellenic Bottling Company—Crna Gora d.o.o., Podgorica	Montenegro	100%
Coca-Cola Hellenic Business Service Organisation	Bulgaria	100%
Coca-Cola Hellenic Procurement GmbH	Austria	100%
Lanitis Bros Ltd	Cyprus	100%
LLC Coca-Cola HBC Eurasia	Russia	100%
MTV West Kishinev Bottling Company S.A.	Moldavia	100%
Nigerian Bottling Company plc	Nigeria	100%
Panpak Limited	Republic of Ireland	100%
SIA Coca-Cola HBC Latvia	Latvia	100%
Star Bottling Limited	Cyprus	100%
Star Bottling Services Corp	Virgin Islands	100%
Tsakiris A.E.	Greece	100%
UAB Coca-Cola HBC Lietuva	Lithuania	100%
Yoppi Hungary Kft	Hungary	100%

5.5.4  As at the date of the Information Circular, the Company is managed by a Board of Directors of which the composition is as follows:

Name	Office
George David	Chairman, Non-Executive Member
Anastasios P. Leventis	Vice Chairman, Non-Executive Member
Dimitris Lois	Chief Executive Officer, Executive Member
Anastasios G. David	Non-Executive Member
Haralambos K. Leventis	Non-Executive Member
John Hunter	Non-Executive Member
Irial Finan	Non-Executive Member
Sir Michael Llewellyn-Smith	Independent Non-Executive Member
Nigel Macdonald	Independent Non-Executive Member
Antonio D' Amato	Independent Non-Executive Member
Kent Atkinson	Independent Non-Executive Member
Christos Ioannou	Independent Non-Executive Member

The members of the Company's Board of Directors were elected on 30 June 2011 and the term of their office is 3 years.

5.5.5  According to the announcements that the Company has published in accordance with Law 3556/2007, the following persons hold, directly or indirectly, 5% or more of the voting rights in the Company:

Name	% participation*
Trustee (indirectly through Torval Investment Corp., Lavonos Ltd., Boval Limited, Boval S.A., Kar-Tess Holding and the Offeror)	23.3
TCCC (indirectly through the TCCC Entities, other than CCHBC Grouping, Inc.)	23.2

*
The percentages have been rounded to the first decimal point.

In addition, according to the Company's published annual consolidated financial statements for the financial year ended on 31 December 2012 and pursuant to the share buy-back program that expired on 26 April 2011, the Company holds 3,430,135 Company Shares in treasury, which represent approximately 0.9% of the Company's total paid-up share capital and voting rights.

5.5.6  The following table sets out certain financial information of the Company, extracted from its published consolidated financial statements prepared in accordance with IFRS for the financial year ended on 31 December 2012, along with comparative information for the financial year ended on 31 December 2011:

In millions of Euro

Balance Sheet	31.12.2012	31.12.2011
Paid up Share Capital	370.2	549.8
Equity attributable to equity holders of the parent	2,988.7	2,904.4
Minority Interest	17.8	15.8
Total Equity	3,006.5	2,920.2
Total Assets	7,250.1	7,243.5

Income Statement	01.01.2012—31.12.2012	01.01.2011—31.12.2011
Revenues	7,044.7	6.824.3
Profit/Losses before taxes	258.6	364.5
Profit/Losses after taxes	193.4	265.7
Profit/Losses after taxes and minority interest	190.4	264.4

5.6   Background to and Purpose of the Tender Offer—Plans for the Company and the Offeror following the Tender Offer

5.6.1  The purpose of the Tender Offer is to facilitate the admission of the Company on the Premium Listing Segment of the Official List, the admission to trading on the main market for listed securities of the LSE and its listing on the NYSE under a new Swiss holding company, the Offeror.

The principal objectives of the Tender Offer are:

•
to better reflect the international nature of the Company's business and shareholder base by establishing a primary listing of the Company on the LSE, which is the largest and most liquid exchange in Europe with the largest number of international listed stocks(4);

•
to enhance liquidity of the Offeror Shares for the benefit of their holders through a premium listing of the Offeror Shares on the LSE, and to facilitate the potential inclusion of the Offeror Shares in the FTSE UK Index Series; and

•
to improve the Company Group's access to both the international equity and debt capital markets and increase its flexibility in raising new funds to support its operations and future growth.

The most important reasons for the Offeror's choice of Switzerland as its corporate domicile included the stable economic and regulatory environment in Switzerland, the existing operations of the Company Group in Switzerland and the general geographic location of Switzerland in Europe, as well as the precedent provided by a number of multinational businesses having chosen Switzerland as their corporate domicile.

5.6.2  Upon Completion or immediately thereafter, the composition of the Offeror's Board of Directors and the structure of its corporate governance will be as described in paragraphs 5.4.6, 5.4.7 and 5.4.8 of the Information Circular.

5.6.3  The Offeror will become the parent company of the Company and the ultimate holding company of the Company Group upon and subject to Completion.

The Tender Offer will not cause any change to the range of operations, corporate object, strategy and priorities of the Company Group. The current management of the Company Group will continue to lead its business operations and its long-term strategy.

In addition, the Company Group's links with Greece will continue following the Tender Offer. The Company Group will retain the production and distribution of its products in Greece and, upon Completion, it will continue to operate in Athens the Company Group's Corporate Service Center, which supports the operations in 28 countries. There will not be any effect on the employment positions, remuneration or benefits of the employees and management of the Company Group and, upon Completion, of the Offeror's Group, as a result of the Tender Offer.

5.6.4  Following Completion, the Offeror will prepare consolidated financial statements in Euro. The unconsolidated statutory financial statements of the Offeror are expected to be prepared in Swiss francs, while the unconsolidated financial statements of the Company will continue to be prepared in Euro. Dividends or other cash distributions are expected to be declared in Swiss francs, but payment thereof will be made in Euro, although CDI holders are expected to be able to elect through the CREST system to receive their dividend payments or other cash distributions in pounds sterling. The Offeror intends to adopt a dividend and other cash distribution policy which will take into account, and depend upon, the profitability of the business and the underlying growth in earnings of the Offeror Group, as well as its on-going capital requirements and cash flows, the availability of funds and other relevant factors. Since its incorporation, the Offeror has not declared or paid any dividends or other cash distributions. If the Tender Offer is completed, the Offeror does not expect that any dividends will be paid to shareholders of the Offeror or the Company until after completion of the Right of Squeeze-out.

Finally, the Offeror was informed that TCCC has agreed to extend the duration of the current bottling agreements between the Company and TCCC until 2023.

5.7   Right of Squeeze-out, Right of Sell-out

5.7.1  If, as at the end of the Acceptance Period, at least the Minimum Number of Shares has been lawfully and validly tendered to the Offeror and, consequently, at Completion the Offeror will hold at least 90% of

(4)
Source: World Federation of Exchanges, 31 August 2012.

the total voting rights in the Company, the Offeror will be entitled to initiate the Right of Squeeze-out. In that case, the Offeror will initiate the Right of Squeeze-out as soon as practicable after the announcement of the results of the Tender Offer, in accordance with article 27 of the Law.

In connection with the Right of Squeeze-out, it is noted that a Shareholder shall have the option to acquire:

(a)
Consideration Shares held in book-entry form through the DSS; or

(b)
Consideration Shares in the form of CREST Depositary Interests (by fully providing the information and documentation required for this purpose); or

(c)
the Cash Consideration.

In case a Shareholder either does not make any election or elects to receive CREST Depositary Interests but fails to provide the required information or documents or such information or documents are erroneous or incomplete, he or she will receive Consideration Shares held in book-entry form through the DSS.

5.7.2  In addition, if, as at the end of the Acceptance Period, at least the Minimum Number of Shares has been lawfully and validly tendered to the Offeror and, consequently, at Completion the Offeror will hold at least 90% of the total voting rights in the Company, Shareholders who have not accepted the Tender Offer will be entitled to exercise the Right of Sell-out in consideration of, at their election:

(a)
Consideration Shares held in book-entry form through the DSS; or

(b)
Consideration Shares in the form of CREST Depositary Interests (by fully providing the information and documentation required for this purpose); or

(c)
the Cash Consideration.

In the latter case under (c) above, the Offeror will have the obligation to acquire through transactions on the Athens Exchange all the Company Shares which will be offered to it within a period of three (3) months from the publication of the results of the Tender Offer, against payment of the Cash Consideration, in accordance with article 28 of the Law.

In case a Shareholder elects to receive CREST Depositary Interests but fails to provide the required information or documents or such information or documents are erroneous or incomplete, he or she will receive Consideration Shares held in book-entry form through the DSS.

5.7.3  The Offeror expects that the Right of Squeeeze-out process will be completed within six to eight weeks after Completion. The Offeror intends to apply for admission and commencement of unconditional dealings on LSE of any Offeror Shares issued as consideration pursuant to the Right of Squeeze-out as soon as practicable following completion of the Right of Squeeze-out process.

The Right of Sell-out will automatically terminate upon completion of the Right of Squeeze-Out. As a result, the Offeror expects that completion of the Right of Sell-out process will, in practice, be pre-empted by completion of the Right of Squeeze-out out process. If completion of the Right of Sell-out process is not preempted by completion of the Right of Squeeze-out out process, the Offeror intends to apply for admission and commencement of unconditional dealings on LSE of any Offeror Shares issued as consideration pursuant to the Right of Sell-out as soon as practicable following completion of the Right of Sell-out process

5.7.4  It is noted that, as the Tender Offer is subject to the prerequisite and the Conditions described in paragraph 5.2 of the Information Circular, both the Right of Squeeze-out and the Right of Sell-out may be exercised only following Completion.

5.8   Delisting from the Exchange

5.8.1  In the event that upon Completion or upon exercise of the Right of Squeeze-out or the Right of Sell-out, as applicable, the Offeror holds at least 95% of the total voting rights in the Company, it will convene a General Meeting of the shareholders of the Company to resolve upon the delisting of the Company Shares from the Athens Exchange, in accordance with article 17, paragraph 5 of Law 3371/2005, at which (general meeting) the Offeror will exercise its voting rights in favour of such resolution. The delisting of the Company Shares from the Exchange requires the approval of the CMC.

5.8.2  In addition, following Completion, the Offeror intends to cause the termination of the Company's deposit agreement in respect of the Company ADSs, to request that the Company ADSs be removed from listing on the NYSE and, when possible, to deregister the Company Shares and the Company ADSs under the U.S. Securities Exchange Act of 1934, as amended and in force. Finally, the Company has informed the Offeror that it indends to cancel the listing of the Company Shares on the Standard Listing Segment of the Official List, in accordance with the Listing Rules and the LSE's Admission and Disclosure Standards and will submit an unconditional cancellaton request to the FSA and the LSE. The Company will seek to delist the Company Shares from the Standard Listing Segment upon the UKLA/LSE Listing.

5.9   Offeror's Advisor

5.9.1  In accordance with article 12 of the Law, Credit Suisse Securities (Europe) Limited, an investment services firm incorporated and operating under the laws of the United Kingdom with a registered office at One Cabot Square, London E14 4QJ, regulated by the FSA, authorized under the E.U. Directive 2004/39/EC to provide in Greece the services referred to in article 4 paragraph 1, item (st) and (z) of Law 3606/2007, acts as the exclusive advisor of the Offeror in respect of the Tender Offer.

5.9.2  The Advisor has countersigned this Information Circular, which has been prepared by the Offeror, and certifies, following appropriate due diligence that the content of this Information Circular is accurate.

5.9.3  In addition, the Advisor acts as sponsor of the Offeror for the UKLA/LSE Listing.

5.10 Certificate of Credit Suisse International

In accordance with article 9, paragraph 3 of the Law, Credit Suisse International has issued the following certificate:

"In accordance with article 9, paragraph 3 of Law 3461/2006, with reference to the voluntary tender offer (the "Tender Offer") made by Coca-Cola HBC AG (the "Offeror") to the shareholders of Coca-Cola Hellenic Bottling Company S.A. (the "Company") in consideration of new shares in the Offeror (the "Consideration Shares"), Credit Suisse International, a credit institution established in the United Kingdom, hereby certifies that the Offeror, has:

(a)
taken all appropriate measures to be able to issue and deliver the Consideration Shares to the Company's shareholders who will accept the Tender Offer; and

(b)
the necessary wherewithal to pay in full the total amount in respect of the 0.16% clearing duties payable by the Offeror to the Hellenic Exchanges Société Anonyme Holding, Clearing, Settlement and Registry, in connection with the registration of the off-exchange transfer of the shares in the Company tendered to the Offeror by the Company's shareholders.

However, in no case does Credit Suisse International provide any guarantee (within the meaning of article 847 of the Greek Civil Code) for the performance of the delivery, payment and other obligations undertaken by the Offeror under the Tender Offer.

5.11 Tender Agent

5.11.1  In accordance with article 18, paragraph 1 of the Law, the Offeror appointed and authorized National Bank of Greece S.A. to receive, as tender agent, the Declaration of Acceptance and its accompanying documents. The Tender Agent is competent to receive all the above documents and to proceed with all actions to be made by it, as described in Chapter 6 and especially in paragraph 6.5 hereof, for the purpose of effecting the transfer of the Tendered Shares to the Offeror and the delivery of the Consideration Shares to the Accepting Shareholders, in accordance with the terms of the Information Circular, the special authorizations and mandates granted to it by each Accepting Shareholder and included in the Declaration of Acceptance.

It is stressed that the Tender Agent is not involved in the process for the issuance of the Consideration Shares nor will it bear any relevant liability, while the due delivery of the Consideration Shares to the Accepting Shareholders depends, inter alia, on the due issuance and delivery to the Tender Agent of the Consideration Shares by the Offeror, and the due performance of the services for which third parties are responsible towards the Offeror, such as the Share Registrar, the CDI Depositary, SIX SIS and HELEX. It is noted that, towards the Accepting Shareholders, the Tender Agent is liable only for due performance of the special authorizations and mandates granted to it by the Declaration of Acceptance and on the basis of the information included therein.

In addition, the Tender Agent has not undertaken, nor will it provide in the future, investment or consultancy services in the context of the Tender Offer to any person, including mainly the Accepting Shareholders, and does not undertake nor can it be deemed to be liable in accordance with article 729 of the Greek Civil Code nor is it liable for the actions and omissions of third parties, including for acts or omissions of the Accepting Shareholders, the Offeror, the Share Registrar, the CDIs Depositary, SIX SIS and HELEX. No Accepting Shareholder may be considered as a client of the Tender Agent due to his/her acceptance of the Tender Offer and/or the actions that the Tender Agent has undertaken to perform in the context of the Tender Offer.

5.11.2  Shareholders may receive additional information in relation to the procedure for the submission of the Declarations of Acceptance, as well as copies of this Information Circular from all branches of the Tender Agent in Greece, as well as through the Capital Markets Services Directorate of the Tender Agent during Greek business days and hours by calling in Greece the following numbers: +30 210 947 7714 and +30 210 947 7716.

5.12 Persons responsible for drafting the Information Circular

5.12.1  According to article 11, paragraph 1, point (e) of the Law, Mr. Theodoros Rakintzis, special representative of the Offeror, is responsible for drafting this Information Circular on behalf of the Offeror.

5.12.2  The above person, in his capacity as person responsible for drafting this Information Circular, certifies that this Information Circular is complete and accurate and all information contained herein is true without any omissions which could change its content and alter the substance of the Tender Offer.

5.13 The Tender Offer Shares

5.13.1  The Tender Offer relates to the acquisition of all Tender Offer Shares, of which the number as at the Date of the Tender Offer was 281,198,488 Company Shares, representing approximately 76.7% of the Company's total share capital and voting rights as at that date.

5.13.2  The Offeror intends to acquire the Tender Offer Shares together with all present and future rights deriving therefrom, to the extent that the Tender Offer Shares are free and clear from any encumbrance in rem or contractual encumbrance or any third party right, restriction, claim, usufruct, or other right or lien.

5.14 The Consideration Shares

5.14.1  The consideration which the Offeror offers for each Tender Offer Share validly tendered and transferred within the Acceptance Period is the Consideration Shares at the Exchange Ratio. In particular, Shareholders who lawfully and validly accept the Tender Offer will have the option to elect to receive, for each Tendered Share, one Consideration Share in the form of either (i) CREST Depositary Interests, or (ii) Consideration Shares held in book-entry form through the DSS.

5.14.2  In addition, the Offeror will assume payment of the duties levied in favor of HELEX on the registration of the off-exchange transfer of the Transferred Shares in accordance with article 7 of the Codified Decision 153/18.12.2006, as in force, of the Board of Directors of HELEX, which would otherwise be payable by the Accepting Shareholders. Such duties amount to 0.08% on the value of the Transferred Shares and are calculated in accordance with the abovementioned provision.

According to the written ruling of the Greek Ministry of Finance dated 23 November 2012, which was issued following a request made by the Offeror, the transfer of the Transferred Shares to the Offeror will not be subject to the tax provided for by article 9 paragraph 2 of Law 2579/1998 in favour of the Greek State, which amounts to 0.20% and is imposed on sales of shares listed on the Athens Exchange. As a result, Shareholders receiving Consideration Shares (irrespective of their form) will not be required to pay such tax.

5.14.3  The Consideration Shares are new ordinary registered (Namenaktien) shares in the Offeror, the nominal value of which will be determined as set out in paragraph 5.4.4 hereof. Detailed information in relation to, among other matters, the Consideration Shares and the rights of the holders of Consideration Shares is included in the Prospectus.

The Offeror has applied to the UKLA for all of the Offeror Shares to be admitted to the Premium Listing Segment of the Official List of the UKLA and for admission to trading on the main market for listed securities of the LSE, which is expected to constitute the main market for trading of the Offeror Shares, subject to the receipt of UKLA/LSE Listing Approval. Subject to the same condition, with effect from the

UKLA/LSE Listing, transactions in Offeror Shares executed on the LSE will be settled and cleared in the CREST system through CDIs. The Offeror will also submit an application for listing of the Offeror ADSs on the NYSE shortly after the commencement of the Acceptance Period. The Offeror Shares will be quoted in pounds sterling on the LSE. The Offeror ADSs will be quoted in U.S. dollars on the NYSE.

In addition, the Offeror has applied for the secondary listing of the Offeror Shares on the Athens Exchange, subject to receipt of the necessary approvals. The Offeror Shares will be quoted in Euro on the Athens Exchange.

5.14.4  Swiss law and the Offeror's Articles require the Offeror to keep the Share Register. The Share Register is kept by the Swiss company ShareCommService AG. In the Share Register, the names, addresses and nationality (for legal persons, the domicile) of the owners (and usufructuaries) of the Offeror Shares must be recorded. The main function of the Share Register is to record shareholders entitled to vote and participate in general meetings or to assert and exercise other rights related to voting rights.

The Share Register reflects only legal owners (including nominees and usufructuaries) of the Offeror Shares. Holders of CREST Depositary Interests and Offeror ADSs are not recorded in the Share Register. Instead, Offeror Shares represented by CDIs may be registered in the Share Register from time to time in the name of CREST International Nominees Limited, as custodian for the CDI Depositary, and Offeror Shares represented by Offeror ADSs may be registered in the Share Register from time to time in the name of the Offeror ADS depositary.(5) The Offeror is entitled to accept only those persons as shareholders, usufructuaries or nominees who have been duly recorded in the Share Register.

A Shareholder of record must notify ShareCommService of any change in address. Until notice of a change in address has been given, all written communication to the Offeror's Shareholders of record shall be deemed to have been validly made if sent to the address recorded in the Share Register.

Swiss law distinguishes between registration with and without voting rights. Shareholders of the Offeror must be registered in the Share Register as shareholders with voting rights in order to vote and participate in general meetings or to assert or exercise other rights related to voting rights. According to the Offeror's Articles, registration in the Share Register as a shareholder with voting rights is subject to certain restrictions. If these restrictions apply, a person acquiring Offeror Shares will only be recorded as shareholder without voting rights.

5.14.5  According to the Offeror's Articles, the Offeror Shares shall, subject to certain exceptions including the Consideration Shares, be issued in the form of uncertificated securities, and they may be registered on a so-called main register of a custodian for purposes of issuing book-entry securities.

The Offeror intends to have all of the Offeror Shares registered on a main register with SIX SIS, which provides services for the clearing, settlement and custody of securities issued by Swiss and international issuers, in order to issue Offeror Shares in book-entry form. SIX SIS will credit these shares to SIX SIS participants, which in turn may credit them further to other custodians or clients. Under Swiss law, investors may hold shares in a securities account with a custodian to which such shares have been credited. It is generally not possible for shareholders (except for certain financial institutions) to hold direct accounts or otherwise to be directly registered with SIX SIS. Also, the SIX SIS main register and SIX SIS participants' accounts with SIX SIS are different and separate from the Share Register.

The Offeror Shares in book-entry form registered in the SIX SIS main register and held through securities accounts will serve as underlying securities for the CDIs issued by the CDI Depositary and the Offeror ADSs issued pursuant to the Offeror ADSs programme. The issuance of Offeror Shares in book-entry form through the SIX SIS main register will also allow investors to hold Offeror Shares through the DSS, due to their secondary listing and admission to trading on the Athens Exchange, or through any other financial intermediaries holding, directly or indirectly, a securities account with SIX SIS, as described below, although the holding of Offeror Shares through a financial intermediary in the SIX SIS custodian system is not being offered as an election in the Tender Offer.

Shareholders electing to receive Consideration Shares (and not CREST Depositary Interests) or, in the absence of election made in the Declaration of Acceptance, will receive Consideration Shares in book-entry form held through DSS, delivered to the DSS account of the shareholder at which the Tendered Shares were registered, unless otherwise specified.

(5)
The matters relating to the registration of holders of Offeror Shares held in book-entry form through the DSS and SIS in the Share Register are set out in paragraphs 5.14.5 and 5.14.6 below.

In addition, converting Offeror Shares kept in book-entry form (whether held through DSS or otherwise through other financial intermediaries in the SIX SIS custodian system) to Offeror ADSs or CREST Depositary Interests from one form to another may involve special procedures, which may delay the settlement of such transactions, although it is expected that such conversion can generally be made by electronic book-entries (in particular, SIX SIS and Euroclear UK & Ireland Limited maintain a direct link in order to convert Offeror Shares into CDIs and vice versa). It is recommended that investors wishing to convert their Offeror Shares into another form should contact their bank or broker.

5.14.6  Set out below is a summary description of the Offeror Shares in book-entry form held through the DSS or in the form of CREST Depositary Interests.

1.     Offeror Shares held in book-entry form through DSS

As with Company Shares, Offeror Shares may be held in book-entry form through their registration in a Securities Account of the Investor Share monitored by the investor's Operator. Such Offeror Shares will be eligible for trading through the Automated Exchange Trading System (OASIS) of the Athens Exchange, an electronic trading system, and the relevant transactions on the exchange will be effected, cleared and settled in accordance with the Athens Exchange Regulation, the Clearing Regulation and the DSS Regulation respectively.

For the purposes of the parallel listing of the Offeror Shares on the Athens Exchange, HELEX, as the administrator of DSS, will (directly or indirectly) maintain a position of Offeror Shares in a securities account with SIX SIS which corresponds to the aggregate number of such shares held in book-entry form through DSS.

Holders of Offeror Shares in book-entry form through DSS will be entitled to vote only if they are registered with voting rights in the Share Register. Based on reporting by HELEX of information on Securities Accounts and Investor Shares of holders of Offeror Shares held in book-entry form through the DSS, the Offeror intends to register from time to time such holders of Offeror Shares as shareholders without voting rights. In order to exercise voting rights and other rights connected thereto, holders of Offeror Shares in book-entry form through DSS must then directly apply to the Share Registrar for registration in the Share Register as shareholders with voting rights. In general, this will require that such holders explicitly declare to be the beneficial owner of these shares, namely to have acquired and to hold the relevant Offeror Shares to be registered in their own name and for their own account. Registration in the Share Register as a shareholder with voting rights is subject to certain restrictions, as more particularly set out in the Prospectus. If these restrictions apply, a person acquiring Offeror Shares will only be recorded as shareholder without voting rights.

Holders of Offeror Shares in book-entry form through DSS will not be required to be registered (with or without voting rights) in the Share Register in order to receive dividends (and other distributions, including pre-emptive rights). In accordance with the practice of most Swiss listed companies, the Offeror intends to pay dividends to all holders of Offeror Shares held in book-entry form through DSS and the SIX SIS custodian system.

2.     CREST Depositary Interests

Securities issued by companies not incorporated in accordance with the UK legislation (except for companies incorporated under the laws of the Republic of Ireland and the Channel Islands), such as the Offeror, cannot be directly held, transferred or settled electronically in the CREST system.

However, prior to the UKLA/LSE Listing, the Offeror will establish arrangements with the CDI Depositary to enable Shareholders who tender their Company Shares in the Tender Offer to hold, transfer and settle their Offeror Shares in the CREST system in the form of CDIs, which are dematerialised depositary interests representing entitlements to the underlying Offeror Shares, by means of the CREST International Settlement Links Service. In particular, Euroclear UK & Ireland Limited, the operator of the CREST system, has an established link with SIX SIS, the Swiss central securities depository, which operates an electronic settlement system for securities issued by Swiss and certain international issuers. Upon Completion, the Offeror Shares representing CDIs will be issued in book-entry form through SIX SIS and held by CREST International Nominees Limited, as custodian for the CDI Depositary. Under the CREST International Settlement Links Services, the CDI Depository will issue CDIs, which may be held, transferred and settled exclusively through the CREST system.

The CDIs are independent securities constituted under English law. The terms on which the CDIs will be issued and held in the CREST system are set out in the CREST Manual issued by Euroclear UK & Ireland Limited, the global deed poll executed by the CDI Depositary (which is set out in the CREST International Manual) and the CREST Terms and Conditions issued by Euroclear UK & Ireland Limited.

Each CDI will be treated as one Offeror Share for the purposes of determining voting rights and right of dividends and other distributions. The CDIs will have the same security code (ISIN number) as the underlying Offeror Shares and will not require a separate listing on the Official List. The CDIs can then be held, traded and settled within the CREST system in the same way as any other CREST securities.

Application will be made for the CDIs to be admitted to CREST with effect from the UKLA/LSE Listing.

Accepting Shareholders electing to receive CDIs in connection with the Tender Offer will receive CDIs at Completion. Other Accepting Shareholders may convert Offeror Shares held through the SIX SIS custodian system at any time, as described below and the Prospectus.

Extensive description of the regulations regarding CREST, the CDIs, the way CDIs are issued, transferred, cleared and settled, as well as the way rights in respect of the CDIs may be exercised is set out in the Prospectus.

5.14.7  Set out below is a summary description made for information purposes of the Offeror Shares held through financial intermediaries in the SIX SIS custodian system.

Offeror Shares may also be held in book-entry form outside of DSS through a financial intermediary which holds, directly or indirectly (but not through a Securities Account at the DSS), a securities account with SIX SIS (referred to as holding "through a financial intermediary in the SIS custodian system"). Notwithstanding the possibility of holding Offeror Shares in such form, it should be noted that Offeror Shares will not be delivered in that form in the Tender Offer, no listing in Switzerland is intended, and the arrangements in place with the applicable settlement systems (such as CREST, DTC and DSS) will not allow for electronic settlement of trades on the LSE, the NYSE and the Athens Exchange, respectively, without prior conversion of the Offeror Shares held through a financial intermediary in the SIX SIS custodian system into CDIs, Offeror Shares held through DSS or Offeror ADSs, respectively. Although it is expected that such conversion can generally be made by electronic book-entries (in particular, SIX SIS and Euroclear UK & Ireland Limited maintain a direct link in order to convert Offeror Shares into CDIs and vice versa), holders of Offeror Shares who wish to hold shares through a financial intermediary in the SIX SIS custodian system should consult their bank or brokerage firm with respect to the feasibility and cost of trading of Offeror Shares in such form.

Holders of Offeror Shares held through a financial intermediary in the SIX SIS custodian system may be registered in the Share Register (whether with or without voting rights) and should contact their investment services firm, which in turn has to contact the Share Registrar, if they wish to do so. Registration in the Share Register as a shareholder with voting rights is subject to certain conditions and restrictions applying to all Offeror shareholders, as more particularly set out in the Prospectus. If these restrictions apply, a person acquiring Offeror Shares will only be recorded as a shareholder without voting rights.

Holders of Offeror Shares held through a financial intermediary in the SIX SIS custodian system will not be required to be registered (with or without voting rights) in the Share Register in order to receive dividends (and other distributions, including pre-emptive rights). In accordance with the practice of most Swiss listed companies, the Offeror will pay dividends to all holders of book-entry Offeror Shares through the SIX SIS custodian system. Under its arrangements with SIX SIS, the Offeror will have access to certain statistical information on unregistered holders from SIX SIS participants (under the so-called "SIX SIS nominee disposable holdings" model).

Offeror Shares to be issued pursuant to the Tender Offer, the Right of Squeeze-out and the Right of Sell-out will not be delivered to company shareholders outside of DSS to an account held with a financial intermediary in the SIX SIS custodian system.

5.15 Company Shares held by the Offeror or Concerted Persons

As at the Date of the Tender Offer, the Offeror did not hold directly any Company Shares, but it was deemed to hold indirectly the Kar-Tess Holding Shares, while, with the exception of the Kar-Tess Holding Shares, no other Concerted Person held any other Company Shares or voting rights in the Company as at that date.

5.16 Information about recent transactions in Company Shares by the Offeror and Concerted Persons

5.16.1  During the 12 months preceding the Date of the Tender Offer, neither the Offeror nor any Concerted Person has entered into transactions in Company Shares.

5.16.2  The Advisor, which does not "act in concert" (as defined in Article 2(e) of the Law) with the Offeror, does not intend to act on behalf of the Offeror, for the latter's benefit or otherwise in cooperation with it, in relation to purchases of Company Shares or Company ADSs from the date of the announcement of the Tender Offer until the end of the Acceptance Period. Nevertheless, companies affiliated with the Advisor may purchase or sell Company Shares or Company ADSs as a direct or indirect result of normal course of conduct third party client facilitation activities, from the date of the announcement of the Tender Offer until the end of the Acceptance Period.

5.17 Financing of the Tender Offer

5.17.1  On 11 October 2012, the Offeror entered into a €550,000,000 syndicated term loan facility (the "Squeeze-out Facility") for the purpose of funding the consideration payable in cash by the Offeror as a result of exercising the Right of Squeeze-out or the Right of Sell-out, together with certain costs and expenses of the Tender Offer and the U.S. Offer and certain financing and operating costs of the Offeror. The terms of the Squeeze-out Facility were amended on 20 February 2013. The Squeeze-out Facility is made available by a syndicate of lenders comprising Citibank N.A., London Branch; Credit Suisse A.G., London Branch; and ING Bank N.V., Dublin Branch.

Assuming successful completion of the Tender Offer, amounts borrowed under the Squeeze-out Facility must be repaid no later than 31 October 2014 or, if earlier, the date which is 18 months from the date of the Prospectus. The Squeeze-out Facility will automatically terminate and amounts borrowed become due and payable if either (i) Completion has not occurred by the earlier of (A) the date falling 30 days after the end of the Acceptance Period and (B) 30 June 2013 or (ii) the Tender Offer lapses, is terminated or is withdrawn, in which case termination will occur on the earlier of (X) the date falling 30 days after the date on which the Tender Offer is so lapsed, was terminated or was withdrawn, and (Y) 31 July 2013.

Amounts borrowed under the Squeeze-out Facility may become due and may need to be repaid prior to the scheduled repayment date if certain mandatory prepayment provisions are triggered, or if the lenders accelerate the debt following the occurrence of an event of default.

The Squeeze-out Facility is governed by English law and additional information in relation to the terms and conditions of such facility is set out in the Prospectus.

5.17.2  To the extent that the Offeror draws funds from the Squeeze-out Facility and the other loans that it entered into in order to purchase or otherwise acquire Company Shares against cash, the Offeror intends to refinance the relevant obligations in the future through its own funds and/or one or several capital market transactions involving the issuance of equity or debt securities or securities linked to equity securities that may include one or several issuances of new Offeror Shares.

5.18 Binding effect of the Tender Offer—Minimum Number of Shares

5.18.1  Subject to the Conditions, the Tender Offer is binding on the Offeror and each Declaration of Acceptance which will be validly submitted is binding on the Accepting Shareholder who submitted it and it cannot be revoked, unless to exercise a Right of Revocation, in which case the provisions of paragraph 6.3 of the Information Circular will apply.

5.18.2  However, the effectiveness of the Tender Offer is subject to the Offeror having, by the last day of the Acceptance Period, received Declarations of Acceptances in respect of Company Shares equal to at least the Minimum Number of Shares, representing at least 90% of the Company's total share capital and voting rights, as specified in paragraph 5.2.1 hereof.

5.18.3  The Offeror may revoke the Tender Offer:

(a)
following the approval of the CMC, if there is an unforeseen change in the circumstances beyond the control of the Offeror which would render the effectiveness of the Tender Offer particularly onerous on the Offeror; and

(b)
if a Competing Offer has been made,

in accordance with article 20, paragraphs 1 and 2 of the Law.

5.19 The U.S. Offer

5.19.1  In view of and for the purpose of achieving the purpose of the Tender Offer, as well as of satisfying the prerequisite of the Minimum Number of Shares and given that the Company ADSs are traded on the NYSE, the U.S. Offer was launched by the Offeror in order to address a tender offer for the acquisition of Company Shares to the public within the territory of the U.S.A. and of Company ADSs worldwide, in accordance with U.S. law and local law and regulation.

5.19.2  Pursuant to the terms of the U.S. Offer, (i) holders of Company Shares located in the U.S.A. will be able to elect to receive, for one Company Share tendered, one Consideration Share held in book-entry form through the DSS, or one Offeror ADS and (ii) holders of Company ADSs will be able to receive, for one Company ADS tendered, one Offeror ADS.

CHAPTER 6

ACCEPTANCE PROCEDURE OF THE TENDER OFFER

In addition to the information relating to the acceptance of the Tender Offer given in this Chapter 6, Accepting Shareholders may also obtain relevant information through the Capital Markets Services Directorate of the Tender Agent during Greek business days and hours by calling the following numbers: +30 210 947 7714 and +30 210 947 7716.

6.1   The Acceptance Period

The Acceptance Period will commence on 19 March 2013 at 8.00 am (Greek time) and will end on 19 April 2013 at 2.00 pm (Greek time).

6.2   Declarations of Acceptance, Acceptance Procedure

6.2.1  The Accepting Shareholders should fill in and submit a Declaration of Acceptance at any branch of the Tender Agent in Greece by the end of the Acceptance Period. Forms of Declarations of Acceptance may be obtained from any branch of the Tender Agent in Greece throughout the Acceptance Period at normal business days and hours. More specifically, the acceptance procedure is as follows:

(a)
The Accepting Shareholder must first contact the Initial Operator of the Tendered Shares and instruct it to transfer the Tendered Shares he or she wishes to tender in order to accept the Tender Offer by using the Security Release Procedure. The Initial Operator will deliver to the Accepting Shareholder the Removal Certificate indicating the Security Release Procedure transaction number, the date of the transaction and the number of Company Shares that have been released. The Accepting Shareholder will also receive from the Initial Operator a DSS printout showing the Investor Share and Securities Account that the Accepting Shareholder maintains with the DSS.

(b)
Following the above, the Accepting Shareholder may visit any branch of the Tender Agent in Greece during normal business days and hours, having with him his identity card or passport, or, if applicable, the corporate documents authorizing him as a representative, the Removal Certificate and the DSS printout with the details of their Investor Share and Securities Account data at the DSS. At such branch the Accepting Shareholder will fill-in and sign the Declaration of Acceptance, through which he will be selecting the type of Consideration Shares he wishes to receive and he will be authorizing the Tender Agent to, inter alia, (i) undertake the operation of the Tendered Shares, (ii) enter into the Off- exchange Transfer Agreement and the Contribution Agreement, (iii) sign the Subscription Form, and (iv) receive the Consideration Shares for the account of the Accepting Shareholders and proceed with the actions described in paragraph 6.5.2 hereof for the purpose of delivering the Consideration Shares to the Accepting Shareholders. Subsequently the Securities Receipt process will be effected for the number of Tendered Shares for which he has effected the Security Release Procedure by his Initial Operator, by filling in and signing a relevant form. Finally, the Accepting Shareholder will receive from the said branch a copy of the Declaration of Acceptance, mechanically certified.

6.2.2  As of the due, valid, punctual and lawful completion of the process set forth above, the Accepting Shareholder shall be deemed to have accepted the Tender Offer. A Shareholder may be considered as not having validly accepted the Tender Offer to the extent that the Declaration of Acceptance has not been fully completed in accordance with the terms and conditions set out therein and in the Information Circular.

It should be noted that if an Accepting Shareholder has elected to receive CREST Depositary Interests but he failed to provide the information or documents required in the Declaration of Acceptance to be able to do so or such information or documents are erroneous or incomplete, such Shareholder would receive Consideration Shares held through the DSS delivered to the Securities Account at which the Tendered Shares were registered. The above shall also apply either (a) in the absence of an election made in the Declaration of Acceptance, or (b) in the case of holders of a joint investor share account at the DSS or of joint holders of Company Shares who elected to receive CREST Depositary Interests and have not timely procured that they will be able to receive them.

6.2.3  The submission of the Declaration of Acceptance may be made either in person or through a proxy. If submission is made through a proxy, the relevant power of attorney given to the proxy holder must include specific authorisations and full details of the Accepting Shareholder and the proxy holder and be accompanied by a certification of the authenticity of the signature of the Accepting Shareholder by a police station or by another competent administrative authority (e.g., Citizen Service Centres).

Moreover, if it is submitted by an Initial Operator which is either a credit institution or investment services firm, which is a subsidiary of a credit institution, the Declaration of Acceptance may be signed by the lawful representative of the Initial Operator only, while if it is submitted by other types of Initial Operators, the authenticity of the signature of the Accepting Shareholder affixed thereon should be verified, as set out above.

6.2.4  Alternatively, Accepting Shareholders may authorise at their own initiative their Operator to proceed with all requested actions with a view to accepting of the Tender Offer on their behalf.

6.2.5  In the event that the Tendered Shares are registered with the Special Account, the Accepting Shareholder (instead of the aforementioned application towards the Initial Operator) will submit to HELEX a request to transfer the Tendered Shares and place them under the operation of an Operator and subsequently the process set out in paragraph 6.2.1 above will be observed.

6.3   Irrevocability of the Declaration of Acceptance

6.3.1  The Declaration of Acceptance includes an irrevocable mandate and authorization by the Accepting Shareholders to the Tender Agent to proceed with all actions which are required, inter alia, to complete the transfer of the Tendered Shares acting in the name and on account of the Accepting Shareholder, to enter into the Contribution Agreement acting in its own name but for the account of the Accepting Shareholder, to sign the Subscription Form acting in its own name but for the account of the Accepting Shareholder, to give instructions to the Share Registrar for the registration of the Consideration Shares in book-entry form in the SIX SIS custodian system for further transfer (i) to Capita Registrars Limited for the issuance and delivery of CREST Depositary Interests, and (ii) to HELEX or its custodian holding a securities account in the SIS custodian system for further credit by HELEX to the Securities Account held by the Accepting Shareholder or his custodian in the DSS, as applicable, or to return them to the Initial Operator in the case set out in paragraph 6.5.3 below.

6.3.2  The Declarations of Acceptance which are submitted in the manner described above cannot be revoked unless the Accepting Shareholder wishes to exercise a Revocation Right. In such case, the Accepting Shareholders that have submitted Declarations of Acceptance may revoke them by submitting a relevant Declaration of Revocation to the Tender Agent, within the Acceptance Period.

6.4   The announcement of the outcome of the Tender Offer

The outcome of the Tender Offer will be announced within two (2) business days following the end of the Acceptance Period on the Daily Bulletin and on the web site of the Athens Exchange.

6.5   Completion Procedure

6.5.1  Following the announcement of the outcome of the Tender Offer in accordance with paragraph 6.4 above, and provided that a Declaration of Revocation has not been submitted in the meantime by an Accepting Shareholder, all Conditions and the prerequisite relating to the Minimum Number of Shares have been fulfilled and not waived and the Tender Offer has not been revoked, a contract is concluded, and each Accepting Shareholder will be deemed to have agreed to contribute in kind his Tendered Shares in the share capital increase of the Offeror against the issuance of Consideration Shares to which he is entitled, pursuant to the terms of the Information Circular, the Declaration of Acceptance and the Contribution Agreement.

6.5.2  The transfer of the ownership of the Tendered Shares and delivery of the Consideration Shares will be effected as follows:

(a)
Within five business days following the end of the Acceptance Period, the Tender Agent, acting in the name and for the account of the Accepting Shareholders, and the Offeror will enter into the written Off-exchange Transfer Agreement. The Tender Agent will, acting in the above capacity, proceed with the necessary actions for the submission to HELEX of the necessary documents for the registration of the transfer of the Transferred Shares with the Securities Account of the Offeror at the DSS.

(b)
The off-exchange transfer of the Transferred Shares will be registered with the DSS on the same day following the submission of the documentation required in connection with such a transaction to HELEX, as set out in Article 46 of the DSS Regulation.

(c)
At the latest on the next business day, on which the registration referred to in (b) above will have been completed, the following will take place:

(i)
The general meeting of the Offeror, comprised of the sole shareholder of the Offeror (namely, Kar-Tess Holding), will approve, inter alia, the share capital increase of the Offeror through a contribution in kind of the Company Shares tendered in consideration for the issue of Consideration Shares.

(ii)
The Tender Agent, acting in its own name but for the account of each Accepting Shareholder, will sign the Contribution Agreement and the Subscription Form.

(iii)
Subsequently, the Board of Directors of the Offeror will, among other things, certify that the contribution of the Transferred Shares has been made and will approve the issuance of the Consideration Shares.

(iv)
The above resolutions of the general meeting and Board of Directors of the Offeror will be registered with the companies register of the Canton of Zug.

(d)
At the latest on the next business day following completion of the recording set out in (c)(iv) above, the Share Registrar will register the Tender Agent, acting in its own name but for the account of the Accepting Shareholders, in the register of uncertificated securities as the holder of the newly issued Consideration Shares and the following steps are expected to take place:

(i)
The Offeror will instruct the Share Registrar to create the Offeror Shares in book-entry form through the SIX SIS custodian system.

(ii)
On the basis of instructions that the Share Registrar will receive from the Tender Agent and other parties through SIX SIS, the Offeror Shares in book-entry form will be credited, directly or indirectly, as follows:

(A)
To Capita Registrars Limited, the Consideration Shares which the Tender Agent will have received on account of each Accepting Shareholder who elected to receive CREST Depositary Interests, for the purpose of issuing the corresponding CDIs and crediting them to the CREST account which the Accepting Shareholder will have designated in his Declaration of Acceptance.

(B)
To HELEX on behalf of each Accepting Shareholder who either elected to receive Consideration Shares in book-entry form through the DSS or in the other circumstances contemplated in paragraph 6.2.2 above. HELEX will then credit the relevant Consideration Shares to the Securities Account designated by such Accepting Shareholder in the Declaration of Acceptance or otherwise to the Securities Account to which the Tendered Shares were credited.

Upon transfer of the Consideration Shares in accordance with the above under (i) and (ii), the Tender Agent will be deemed to have performed its relevant obligations towards the Offeror and the Accepting Shareholders, and under no circumstances will it be liable for any further actions or omissions of the persons who have taken delivery of the Consideration Shares or any other third parties, or even for random events, or even for the due and timely delivery of the Consideration Shares to the Accepting Shareholders entitled thereto.

The Offeror has made all necessary arrangements and is to enter into all required agreement to ensure the timely and due delivery of the Consideration Shares to the Accepting Shareholders entitled thereto.

6.5.3  If either a Declaration of Revocation is submitted by an Accepting Shareholder within the Acceptance Period, or the prerequisite of the Minimum Number of Shares and/or or the Conditions have not been satisfied, or the Tender Offer is revoked, in each case as set out in paragraphs 5.2 and 5.18 above, the Tender Agent will return the Tendered Shares to the Operator from which it has received them, at the latest within one business day following the occurrence of any of the above.

6.6   Foreign Shareholders

6.6.1  The Tender Offer is addressed to the Shareholders and only to persons to whom it may be lawfully addressed. The making of the Tender Offer to specific persons who are residents in, nationals or citizens of jurisdictions outside the Hellenic Republic or to custodians, nominees or trustees of Foreign Shareholders may be made in accordance with the laws of the relevant jurisdiction, with the exception of the Excluded Territories.

6.6.2  No Tender Offer Document may be distributed in any jurisdiction outside the Hellenic Republic and no person receiving a copy of any Tender Offer Document in any jurisdiction outside the Hellenic Republic may treat any such document as a solicitation or offer to such person and under no circumstances may such person use any Tender Offer Document if in the relevant jurisdiction such solicitation or offer may not be lawfully made to such person or if a Tender Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any Tender Offer Document is sent for information purposes only.

6.6.3  It is the responsibility of the Foreign Shareholders wishing to accept the Tender Offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the Tender Offer. If you are a Foreign Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant foreign jurisdiction.

6.6.4  This Tender Offer is not being made, directly or indirectly, by mail or by any means in or into the Excluded Territories. Accordingly, copies of any Tender Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

6.6.5  The U.S. Offer is being made to holders of Company Shares who are located in the U.S.A. and holders of Company ADSs, wherever located, solely by means of the U.S. Offer Document and the relevant tender offer statement or any other document or information contained or incorporated by reference therein.

6.7   Governing law and Jurisdiction

6.7.1  The Tender Offer, the Tender Offer Documents and all acts, statements, transactions and announcements relating in any way to the Tender Offer, as well as the legal relationships arising between the Offeror and the Accepting Shareholders under the Tender Offer, shall be governed by and construed in accordance with Greek law, unless otherwise provided for the performance of specific acts, actions or legal actions.

6.7.2  By submitting a Declaration of Acceptance, each Shareholder accepts that the Tender Offer, the Declaration of Acceptance, the transfer of the Tender Offer Shares to the Offeror and any act, action or agreement which will be completed in the context of this Tender Offer shall be governed by Greek law, unless otherwise provided for the performance of specific acts, actions or legal actions.

6.7.3  Any dispute arising from or in connection with the application and interpretation of the Tender Offer and above transactions and agreements shall be subject to the jurisdiction of the competent Courts of Athens.

STATEMENT OF THE ADVISOR

1.     This Tender Offer is a share-for-share transaction only and therefore its credibility depends primarily upon the ability of the Offeror to issue and deliver the appropriate number of Consideration Shares to the Accepting Shareholders. Credit Suisse International has certified that the Offeror has the necessary wherewithal to pay the relevant duties in favour of HELEX, as set forth in paragraph 5.10 of this Information Circular, while the Offeror has taken all corporate actions which are required and able to be effected under the laws of Switzerland for the issuance of the Consideration Shares until the date of this Information Circular, subject to the resolutions of the general meeting of the sole shareholder of the Offeror and of its Board of Directors, which shall be adopted following completion of the transfer of the Transferred Shares to the Offeror, pursuant to which (approvals) the share capital increase of the Offeror by way of contribution in kind of such shares against Consideration Shares and the issuance of the Consideration Shares would be approved and certified, and subject to registration of such resolutions with the competent companies' register at the place of the Offeror's registered seat. In addition, the Offeror has commenced the process and taken all action which is required or necessary for the listing of the Consideration Shares on the LSE, their secondary listing on the Athens Exchange and the delivery thereof to the Accepting Shareholders. Moreover, the Offeror has appointed the Tender Agent to ensure due completion of the Tender Offer.

2.     In view of the above, we consider that the Tender Offer is credible, the Offeror has taken all appropriate measures to be able to issue and deliver the Consideration Shares, as specified above, and complete the Tender Offer, in accordance with the terms and conditions set out in this Information Circular, but subject to paragraph 5.2. of this Information Circular and the occurrence of a force majeure event. In case of the occurrence of a force majeure event, the relevant provisions of the Greek Civil Code pertaining to the inability of performance without fault by one of the parties (« ») will apply.

However, in no case does the Advisor provide any guarantee (within the meaning of article 847 of the Greek Civil Code) for the performance of the delivery, payment and other obligations undertaken by the Offeror under the Tender Offer, nor does it bear any liability within the meaning of Article 729 of the Greek Civil Code.

CERTIFICATE OF THE PERSONS RESPONSIBLE FOR DRAFTING
THE INFORMATION CIRCULAR

According to article 11, paragraph 1, item (e) of Law 3461/2006, Mr. Theodore Rakintzis, who is a special representative of the Offeror and person responsible for drafting this Information Circular, hereby certifies that this Information Circular is complete and accurate and the information contained herein is true without any omissions which could alter its content and the substance of the Tender Offer.

Theodore N. Rakintzis*
Special Representative

*
The original of the Information Circular on which the original signatures were affixed has been submitted to the Capital Market Commission.

CERTIFICATE OF THE ADVISOR

In accordance with article 12 of Law 3461/2006, Credit Suisse Securities (Europe) Limited, an investment services firm incorporated in the United Kingdom, which is authorized under the E.U. Directive 2004/39/EC to provide in Greece the services referred to in article 4, paragraph 1, item (st) and (z) of Law 3606/2007, countersigns this Information Circular, which was drafted by the Offeror, and certifies, following appropriate due diligence, that the content of this Information Circular is accurate.

For and on behalf of Credit Suisse Securities (Europe) Limited

Stefanos D. Papapanagiotou*
Managing Director

*
The original of the Information Circular on which the original signatures were affixed has been submitted to the Capital Market Commission.

Athens, 13 March 2013
 For and on behalf of
Coca-Cola HBC AG

Theodoros N. Rakintzis
Special Representative

*
The original text of the Information Circular on which the original signatures were affixed has been submitted to the Greek Capital Market Commission.

For and on behalf of Credit Suisse Securities (Europe) Limited

Stefanos D. Papapanagiotou
Managing Director

*
The original text of the Information Circular on which the original signatures were affixed has been submitted to the Greek Capital Market Commission.